As confidentially submitted to the Securities and Exchange Commission on July 5, 2022
pursuant to the Jumpstart Our Business Startups Act of 2012. All information herein is strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

AMENDMENT NO. 1

TO

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________

Laminera Flow Optimization Ltd.
(Exact name of registrant as specified in its charter)

____________________

State of Israel	3561	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

____________________

31 Hamelacha St. Netanya, 4250566, Israel Tel: +972-77-955-5828	Puglisi & Associates 850 Library Ave., Suite 204 Newark, DE 19711 Tel: 302-738-6680
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

David Huberman, Esq. McDermott Will & Emery LLP One Vanderbilt Avenue New York, NY 10017-3852 Tel: 312-372-2000	Perry Wildes, Adv. Nathan Hyman, Adv. Gross & Co. One Azrieli Center Tel Aviv 6701101, Israel Tel: +972-3-607-4444	Gregory Sichenzia, Esq. Darrin Ocasio, Esq. Sichenzia Ross Ference LLP. 1185 Avenue of the Americas New York, NY 10036 212-930-9700

____________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION,	DATED JULY 5, 2022

         Units
Each Consisting of One Ordinary Share and
One Warrant to Purchase One Ordinary Share

Laminera Flow Optimization Ltd.

This is the initial public offering of Laminera Flow Optimization Ltd. We are offering          units, or Units, each consisting of one of our Ordinary Shares, par value NIS 0.01 per share, or Ordinary Shares, and one warrant to purchase one of our Ordinary Shares, or each, a Warrant. We anticipate that the initial public offering price per Unit will be between $         and $        , and the assumed exercise price of each Warrant included in the Unit will be $         (based on an assumed public offering price of $         per Unit, the midpoint of the price range of the Units) per Ordinary Share (100% of the public offering price per Unit). The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Ordinary Shares and Warrants are immediately separable and will be issued separately in this offering. The Warrants offered hereby will be immediately exercisable on the date of issuance and will expire five years from the date of issuance.

We intend to apply to list our Ordinary Shares and our Warrants on The Nasdaq Capital Market, or Nasdaq, under the symbols “        ” and “        ”, respectively. It is a condition to the closing of this offering that our Ordinary Shares and Warrants qualify for listing on a national securities exchange.

We are both an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and a “foreign private issuer,” as defined under the U.S. federal securities laws and are subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission, or the SEC, nor any state or other foreign securities commission has approved nor disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)(2)	$	$

____________

(1)      Does not include a non-accountable expense allowance equal to 1.0% of the initial public offering price payable to the underwriters. In addition, we have agreed to issue warrants to the representative of the underwriters in an amount equal to 10% of the aggregate number of Ordinary Shares sold in this offering, but excluding the shares sold through the exercise of the over-allotment option). See the section titled “Underwriting” beginning on page 96 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

(2)      Does not include proceeds from the exercise of the Warrants in cash, if any.

We have granted the representative of the underwriters an option to purchase from us, up to additional          Ordinary Shares and/or up to an additional          Warrants, within 45 days from the date of this prospectus to cover over-allotments, if any. The purchase price to be paid per additional Ordinary Share will be equal to the public offering price of one Unit, less the underwriting discount, and the purchase price to be paid per additional Warrant will be $0.001. If the representative exercises the option in full, the total underwriting discounts and commissions and management fees payable will be $        , and the total proceeds to us, before expenses, will be $        .

The underwriters expect to deliver the Ordinary Shares on or about             , 2022.

Sole Book-Running Manager

Aegis Capital Corp.

The date of this prospectus is             , 2022.

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About This Prospectus

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date of the front cover of the prospectus. Our business, financial condition, operating results and prospects may have changed since that date.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction. See “Underwriting” for additional information on these restrictions.

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell securities and seeking offers to purchase securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Through and including            , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have taken any action to permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

The terms “shekel,” “Israeli shekel” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “U.S. dollar” or “$” refer to United States dollars, the lawful currency of the United States of America. All references to “shares” in this prospectus refer to Ordinary Shares of Laminera Flow Optimization Ltd., par value NIS 0.01 per share.

TRADEMARKS

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® or ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to our trademark and tradenames.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our product. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our securities, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, references in this prospectus to the “company,” “Laminera,” “we,” ”us,” “our” and other similar designations refer to Laminera Flow Optimization Ltd.

Company Overview

We are a deep-tech development stage company that aims to disrupt fluid transportation. We are committed to improving and optimizing the global infrastructure of water, oil and gas pipeline transportation by reducing energy costs, maintenance costs, and enhancing capacity without having to replace infrastructure. Our energy efficiency technology is unique in its ability to suppress turbulence by continuously generating low-frequency pressure waves, which achieves minimal hydrodynamic resistance for the pipeline transport process. As a result, friction losses within the pipeline are reduced. Following a proof-of-concept industrial test in 2015 of the pressure waves generator, or PWG, was shown to decrease specific energy consumption by 35% for approximately five minutes, we believe that our current prototype in development will have the potential to reduce pump energy consumption significantly.

Pipe transportation technology is based on the universal conservation law of mass, impulse, and energy of fluid flow. In order to start the flow, energy is required to pump the liquid into the pipes. A significant amount of energy is spent maintaining the flow. One of the major energy loss factors in pumping and fluid transportation is determined by turbulent friction in the pipeline flow. This is also known as the turbulent friction loss, or head loss or drag reduction. Turbulent flow is a physical phenomenon present in every pressurized flow medium transported in pipelines under pressure (i.e., any pump causes turbulent flow). In turbulent flow, the fluid particles undergo irregular fluctuations, or mixing, in contrast to laminar flow, in which the fluid particles move in smooth paths or layers. In turbulent flow, the speed of the fluid particles at any specific point is continuously undergoing changes in both magnitude and direction. This causes the flow to slow down, which increases hydrodynamic resistance and thus causes electric motors to consume more energy during the pumping process. Since turbulent flow is a stable state, it is extremely challenging to modify it into partially laminar flow and keep it in that manner without consuming a considerable amount of energy for this process.

Three main sectors of critical infrastructure, oil, gas and water, rely heavily on pipes and pumps. Pumps consume an enormous amount of energy in the global water, oil, and gas markets. All three critical infrastructure sectors are actively seeking to improve energy efficiency.

In an era of increasing awareness of climate change, the desire to achieve sustainable growth while reducing environmental impact is strengthening the momentum of global efforts to reduce energy consumption. The historic 2015 Paris Climate Accords, endorsed nearly worldwide, calls for keeping the rise in average global temperatures “well below” two degrees Celsius (2°C) during the present century, compared to pre-industrial levels. According to the International Renewable Energy Agency, Global Energy Transformation Report, renewable energy and energy efficiency can, in combination, provide over 90% of the necessary energy-related CO2 emission reductions necessary to meet this goal of the Paris Climate Accords. Our technology has been designed to address the major challenge of reducing energy consumption in pipeline fluid transportation. The main technological challenge is to develop a sustainable and practical cost-efficient method to make the flow less turbulent. We are hopeful that our technology will be part of the vision of the Paris Climate Accords and will enhance energy efficiency to reduce CO2 emissions.

We have developed a novel active flow control device that introduces unsteady pressure waves into turbulent pipe flow and causes a relaminarization of the flow reducing friction on the pipe walls and hence reducing drag. Our device, referred to as a PWG, involves a rotating impeller located outside of the main pipe flow which induces a small inflow upstream of the mainline pump and returns the extracted fluid via an outflow pipe imparted with oscillating pressure waves from the impeller. This effect is designed to be sustainable for a significant pipe length and thereby introduce non-trivial energy savings regarding input pump work. Over the past few months we have engaged with Ozen Engineering, a California based company, to perform commercial-grade computational fluid dynamics, or CFD, simulations of the PWG by considering the impact of generated pressure waves on fully-developed turbulent pipe flow.

The overall goal here was to further optimize and improve the original PWG design. In addition, we have established in Israel an open-source CFD software/hardware environment and initiated simulation studies to compliment and expand on the Ozen effort.

Our product is designed in a modular concept. It consists of four separate yet interconnected components/systems: (i) a pressure waves generator, or PWG, (ii) control block, (iii) measuring instruments, and (iv) a program (partially developed) for automatic control and dynamic optimization of the energy saving mode. The PWG is connected parallel to the pump and designed for the given flow and pipeline parameters. Once operating, our product generates immediate pressure waves in the discharge pipeline after the pump resulting in an immediate reduction in electricity consumption by the pump.

A significant advantage of our PWG is that it can be applied with minimal modifications to existing pipeline systems and without changing the pipeline itself. Also, the PWG consumes no more than one percent of the energy used by the pump.

Corporate Information

We are an Israeli corporation based in Netanya, Israel, and were incorporated on June 27, 2017, under the name ABI Energy, Ltd. On May 3, 2022, we changed our name to Laminera Flow Optimization Ltd. Our principal executive offices are located at 31 Hamelacha Street, Netanya, 4250566, Israel. Our telephone number is +972-77-955-5828. Our website address is www.laminera.com. The information contained on our website and available through our website is not incorporated by reference into and should not be considered a part of this prospectus, and the reference to our website in this prospectus is an inactive textual reference only.

Summary of Risks Associated with our Business

Investing in our securities involves substantial risk. The risks described under the heading “Risk Factors” may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

Risks Related to Our Financial Condition and Capital Requirements

•        We are a development-stage company and have a limited operating history, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our product, and may never be profitable.

•        We expect that we will need to raise substantial additional capital before we can expect to become profitable from sales of our product. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

•        Our grant from the Israeli Ministry of Energy contains certain limitations on our ability to obtain further investments, and our financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Risks Related to the Industry

•        Our results may be adversely affected by global macroeconomic supply and demand conditions related to the energy and water industries.

•        Increases in the prices of materials, components and other commodities could adversely affect operations.

•        Changes in tax legislation regarding our future U.S. or foreign earnings could materially affect future results.

Risks Related to Our Business Operations

•        We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

•        We are exposed to political, economic and other risks that arise from operating a multinational business.

•        Our product is sold in highly competitive markets, which could negatively impact sales and profitability.

•        Inability to achieve or maintain market acceptance with existing or new products may cause our revenues to decrease.

•        Our product is subject to regulation and government performance requirements.

•        Our operations are dependent on information technology infrastructure and failures could significantly affect our business.

•        The loss of or the failure to attract and retain key personnel could adversely impact our results of operations.

•        Our customers could be impacted by commodity availability and price fluctuations. In addition, our current and planned products may contain defects or errors that are detected only after delivery to customers. If that occurs, our reputation may be harmed and we may face additional costs.

Risks Related to Our Intellectual Property

•        If we are unable to obtain and maintain effective intellectual property rights for our product, we may not be able to compete effectively in our markets.

•        A portion of our activities have been partly financed with government subsidies and grants. Failure to comply with the conditions stipulated in our grant agreements could result an obligation to repay the contributions already received or other adverse consequences. In addition, the Israeli government has certain rights to use our intellectual property.

•        Our grant from the Israeli Ministry of Energy limits our ability to grant licenses to third parties of intellectual property developed with the grant and limits our ability to transfer ownership or registration of intellectual property developed with the grant.

•        As a result of our founders being previously engaged with other companies, such companies may have claims to certain of our intellectual property. In addition, we may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

•        We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Risks Related to the Offering and the Ownership of Our Securities

•        An active, liquid and orderly trading market for our Ordinary Shares or Warrants may not develop, which may inhibit the ability of our shareholders to sell Ordinary Shares and Warrants.

•        Our principal shareholders, officers and directors beneficially own over 62% of our outstanding Ordinary Shares prior to the offering, and         % after consummation of the offering. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

•        The JOBS Act, allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, and as a “foreign private issuer” we are permitted to and follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements.

•        We may be a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

•        Our headquarters, research and development and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

•        Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

•        Our amended and restated articles of association provide that, unless we consent otherwise, the District Court (Economic Division), located in Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law.

General Risk Factors

•        Raising additional capital would cause dilution to our existing shareholders and may affect the rights of existing shareholders.

•        Sales of a substantial number of our Ordinary Shares in the public market by our existing shareholders could cause our share price to fall.

•        Our future success depends in part on our ability to retain our senior management team and to attract, retain and motivate other qualified personnel.

•        We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

•        We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in our initial registration statement;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure; and

•        are exempt from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (1) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (2) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (3) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our Ordinary Shares may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult. In addition, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests.

Foreign Private Issuer

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semiannual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Ordinary Shares currently issued and outstanding	Ordinary Shares
Units offered by us

           Units (based on an assumed public offering price of $           per Unit, the midpoint of the range set forth on the cover page of this prospectus), each consisting of one Ordinary Share and one Warrant to purchase one Ordinary Share. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Ordinary Shares and Warrants are immediately separable and will be issued separately in this offering.

Warrants

Each Warrant will have an exercise price of $           (based on an assumed public offering price of $           per Unit, the midpoint of the range set forth on the cover page of this prospectus), per Ordinary Share (100% of the public offering price per Unit), will be immediately exercisable and will expire five years from the date of issuance. To better understand the terms of the Warrants, you should carefully read the “Description of Securities we are Offering” section of this prospectus. You should also read the form of Warrant, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary Shares to be issued and outstanding after this offering

           Ordinary Shares (assuming no exercise of the representative’s warrant and excluding            Ordinary Shares issuable upon exercise of the Warrants sold in this offering), or            Ordinary Shares if the underwriter exercises in full the over-allotment option to purchase additional Ordinary Shares.

Over-allotment option

We have granted the representative of the underwriters an option to purchase form us, up to            additional Ordinary Shares, and/or up to an additional            Warrants, within 45 days from the date of this prospectus to cover over-allotments, if any. The purchase price to be paid per additional Ordinary Share will be equal to the public offering price of one Unit (less $0.001 allocated to the Warrants), as applicable, less the underwriting discount, and the purchase price to be paid per additional Warrant will be $0.001.

Representative’s Warrants

We will issue to the representative of the underwriters warrants to purchase up to            Ordinary Shares. The representative’s warrants will have an exercise price of 125% of the per Unit public offering price, will be exercisable at any time and from time to time, in whole or in part, during the four-year period commencing six months after the closing of this offering.

Lock-Up Agreements

Our directors, executive officers, and any other holder(s) of 10 percent or more of the outstanding shares have agreed with the representative not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Ordinary Shares or securities convertible into Ordinary Shares for a period of 180 days from the closing of this offering.

Use of proceeds

We expect to receive approximately $         million in net proceeds from the sale of securities offered by us in this offering (approximately $         million if the underwriter exercises its over-allotment option in full), based upon an assumed public offering price of $         per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering for the following purposes:

•   approximately $    million for product development, product testing in beta sites for the purpose of examining our product’s performance and its compliance with certain predefined specifications;

•   approximately $    million for research and development, including completion of our existing systems and continued development of new products;

•   approximately $    million for marketing, advertising and pre-commercialization activities; and

•   the remainder for working capital and general corporate purposes and possible future acquisitions.

The amounts and schedule of our actual expenditures will depend on multiple factors. As a result, our management will have broad discretion in the application of the net proceeds of this offering.
Risk factors

Investing in our securities involves a high degree of risk. You should read the “Risk Factors” section starting on page 10 of this prospectus for a discussion of factors to consider carefully before deciding to invest in the Ordinary Shares.

Nasdaq Capital Market symbol

We intend to apply to list the Ordinary Shares and our Warrants on Nasdaq under the symbol “        ” and “        ”, respectively. No assurance can be given that our application will be approved or that a trading market will develop.

The number of the Ordinary Shares to be issued and outstanding immediately after this offering as shown above assumes that all of the Ordinary Shares offered hereby are sold, and is based on            Ordinary Shares issued and outstanding as of the date of this prospectus. This number excludes:

•        849 Ordinary Shares issuable upon the exercise of options granted under our incentive plan, with an exercise price equal to the offering price per share in this offering;

•        Ordinary Shares issuable upon the exercise of options granted to members of management under our incentive plan to purchase 6.5% of the share capital of the Company (on a fully diluted basis) immediately prior to the consummation of this offering, approximately 23% percent of which have an exercise price of $99.60 per share and the remainder of which have an exercise price equal to the offering price per share in this offering; and

•        Ordinary Shares issuable upon the exercise of warrants granted to consultants to purchase (i) 849 shares at an exercise price of $99.60 per share, (ii) 2.5% of the share capital of the Company (on a fully diluted basis) immediately after the consummation of this offering at an exercise price equal to the offering price per share in this offering and under our incentive plan, and (iii) 1% of the share capital of the Company (on a fully diluted basis) immediately after the consummation of this offering at an exercise price equal to the offering price per share in this offering.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•        the issuance of 3,401 Ordinary Shares to Mekorot Water Company Ltd., or Mekorot, Israel’s national water company upon the exercise of warrants currently outstanding with a nominal exercise price;

•        no exercise of the underwriter’s over-allotment option; and

•        no exercise of the Warrants or the representative’s warrants.

See “Description of Share Capital” for additional information.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of operations data for the years ended December 31, 2021 and 2020 and the balance sheet data as of December 31, 2021 from our audited financial statements included elsewhere in this prospectus. Such financial statements have been prepared in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus.

(in USD)	Year Ended December 31,
	2021	2020
Statements of Operations Data:
Research and development expenses, net	62,178	151,350
General and administrative expenses	67,630	89,873
Operating loss	129,808	241,223
Finance expenses, net	7,451	26,150
Net loss	137,259	267,373
Basic and diluted net loss per share	4.309	8.563
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	31,856	31,224
(in USD)	As of December 31, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Balance Sheet Data:
Cash and cash equivalents	$331,998	$1,099,999
Short term investment	$—	$400,000
Receivables due from shareholders	$63,001	$—
Total assets	$515,437	$1,620,437
Accumulated deficit	$(2,216,918)	$(2,216,918)
Total shareholders’ equity	$355,588	$1,460,588

____________

(1)      Pro Forma data gives effect to the following events as if each event had occurred on December 31, 2021: On March 31, 2022, we issued 11,094 Ordinary Shares in a private placement, at a price per share of $99.60, for total gross consideration of $705,000 in cash and $400,000 in 6,493,506 restricted shares of Medigus Ltd.

(2)      Pro Forma as Adjusted data gives additional effect to the sale of Units in this offering at an initial public offering price of $         per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale had occurred on December 31, 2021.

The as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term deposits, total assets and shareholders’ equity (deficiency) by $         million, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million Units offered by us at the assumed initial public offering price would increase (decrease) each of cash, cash equivalents and short-term deposits, total assets and shareholders’ equity (deficiency) by $         million.

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below and all other information contained in this prospectus, including our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before you decide whether to purchase our Ordinary Shares or Warrants. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely impacted. In that event, the trading price of our Ordinary Shares or Warrants would likely decline and you might lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our product.

We are a development-stage company with a limited operating history. We have incurred net losses since our inception in 2017, including net losses of $137,259 for the year ended December 31, 2021. As of December 31, 2021, we had an accumulated deficit of $2,216,918.

We have devoted substantially all of our financial resources to develop our product. We have financed our operations primarily through the issuance of equity securities and grants. The amount of our future net losses will depend, in part, on completing the development of our product, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our product. We anticipate that our expenses will increase substantially if and as we:

•        continue the development of our product;

•        establish a sales, marketing, distribution and technical support infrastructure to commercialize our product;

•        seek to identify, assess, acquire, license, and/or develop other products and subsequent generations of our current product;

•        seek to maintain, protect, and expand our intellectual property portfolio;

•        seek to attract and retain skilled personnel; and

•        create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts.

We have not generated any revenue from the sale of our current product and may never be profitable.

We have not generated any revenue from our current product since our inception. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our product. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

•        completing development of our product;

•        establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products to support market demand for our product;

•        launching and commercializing products, either directly or with a collaborator or distributor;

•        addressing any competing technological and market developments;

•        identifying, assessing, acquiring and/or developing new products;

•        negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

•        maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

•        attracting, hiring and retaining qualified personnel.

We expect that we will need to raise substantial additional capital before we can expect to become profitable from sales of our product. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We expect that we will require substantial additional capital to commercialize our product. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including but not limited to:

•        the scope, rate of progress, results and cost of product development, and other related activities;

•        the cost of establishing commercial supplies of our product;

•        the cost and timing of establishing sales, marketing, and distribution capabilities; and

•        the terms and timing of any collaborative, licensing, and other arrangements that we may establish.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. In addition, our grant from the Israeli Ministry of Energy provides that the Ministry must receive prompt notice of any proposed investment in the Company by another party and gives it a unilateral right to veto such proposed investment and/or conduct discussions with the potential investor. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of our product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Our grant from the Israeli Ministry of Energy contains certain limitations on our ability to obtain further investments.

We have received a grant from the Israeli Ministry of Energy to develop energy saving technology using pressure waves. Pursuant to this grant, we are required to provide advance notice of any proposed investment in the Company by a third party. The Ministry of Energy may elect to conduct discussions with the potential investor and is entitled to veto the proposed investment if it has a reasonable basis for doing so. The foregoing requirements could make it more difficult and more time consuming for us to raise additional capital and may discourage potential investors from investing in our company. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue research or development or the commercialization of our product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations. For more information, see “Business — Israeli Grant.”

Our financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Our audited financial statements for the period ended December 31, 2021, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We have incurred losses in each year since our inception, including net losses of approximately $137,259 and $267,373 for the years ended December 31, 2021 and December 31, 2020, respectively. As of December 31, 2021, we had an accumulated deficit of approximately $2,216,918. These events and conditions, along with other matters, indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern. The financial statements for 2021 do not include any adjustments that might result from the outcome of this uncertainty. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Future financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product. This may raise substantial doubts about our ability to continue as a going concern.

Risks Related to the Industry

Our results may be adversely affected by global macroeconomic supply and demand conditions related to the energy and water industries.

The energy and water industries are users of our product, including the water, oil, and natural gas industries. Decisions to purchase our product are dependent upon the performance of the industries in which our customers operate. If demand or output in these industries increases, the demand for our product will generally increase. Likewise, if demand or output in these industries declines, the demand for our product will generally decrease. The energy and mining industries’ demand and output are impacted by the prices of commodities in these industries which are frequently volatile and change in response to general economic conditions, economic growth, commodity inventories, and any disruptions in production or distribution. Changes in these conditions could adversely impact sales, gross margin, and operating results.

Increases in the prices of raw materials, components, finished goods and other commodities could adversely affect operations.

We purchase most of the raw materials for our product on the open market and relies on third parties for the sourcing of certain finished goods. Accordingly, the cost of our product may be affected by changes in the market price of raw materials, sourced components, or finished goods. We do not generally engage in commodity hedging for raw materials and energy. Significant increases in the prices of commodities, sourced components, finished goods, energy or other commodities could cause product prices to increase, which may reduce demand for products or make us more susceptible to competition. Furthermore, in the event we are unable to pass along increases in operating costs to our customers, margins and profitability may be adversely affected.

Demand for fueling systems products is impacted by environmental legislation which may cause significant fluctuations in costs and revenues.

Environmental legislation related to air quality and fuel containment may create demand for certain fueling systems products which must be supplied in a relatively short timeframe to meet the governmental mandate. During periods of increased demand our revenues and profitability could increase significantly, although we can also be at risk of not having capacity to meet demand or cost overruns due to inefficiencies during ramp up to the higher production levels. After our customers have met the compliance requirements, our revenues and profitability may decrease significantly as the demand for certain products declines substantially. The risk of not reducing production costs in relation to the decreased demand and reduced revenues could have a material adverse impact on gross margins and our results of operations.

Changes in tax legislation regarding our future U.S. or foreign earnings could materially affect future results.

Since we plan to operate in different countries and may be subject to taxation in different jurisdictions, our future effective tax rates could be impacted by changes in such countries’ tax laws or their interpretations. Both domestic and international tax laws are subject to change as a result of changes in fiscal policy, legislation, evolution of regulation and court rulings. The application of these tax laws and related regulations is subject to legal and factual interpretation, judgment, and uncertainty. We cannot predict whether any proposed changes in tax laws will be enacted into law or what, if any, changes may be made to any such proposals prior to their being enacted into law. If the tax laws change in a manner that increases our tax obligation, it could have a material adverse impact on our results of operations and financial condition.

Risks Related to Our Business Operations

We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

We have invested almost all of our efforts and financial resources in the research, development and testing of our product in development. As a result, our business is entirely dependent on our ability to complete the development of, and to successfully commercialize, our product. The process of development and commercialization is long, complex, costly and uncertain of outcome. While we intend to complete a beta test with Mekorot through which we hope to demonstrate our technology, we cannot assure you that this beta test program will result in subsequent sales of our products. Furthermore, our commercial operations are currently limited to a single beta test agreement with Mekorot, or the Beta Test Agreement.

If we are not able to meet all the milestones in the Beta Test Agreement, it may adversely affect our potential revenues.

Pursuant to the Beta Test Agreement, the beta test will be conducted in several stages: (i) the preparation of a working plan, specification of the beta product and definition of the success criteria (completed in December 2018); (ii) after meeting the specification of the beta product, testing the performance of our product at an experimental site; and (iii) testing the performance of our product at an operational site. At the final stage of the product evaluation, a group from both sides will issue a final report analyzing the product performance compared to the success criteria defined for the beta test and discuss the suitability of the product for Mekorot. There is a risk that we will be unable to meet all the remaining milestones in the Best Test Agreement, due to, among others, our inability to meet the required specifications, insufficient resources, lack of qualified personnel and/or our inability to reach the desired proof of reduction in energy consumption for Mekorot. In such an event, we may be unsuccessful in securing Mekorot as a customer of our product and Mekorot may not introduce us to potential customers under our Referral and Reference Agreement with them, each of which may adversely affect our potential revenues. See “Business — Beta Test Agreement with Mekorot.”

Our business, operations and financial performance have been and may continue to be impacted by the COVID-19 pandemic.

The global spread of the COVID-19 pandemic and measures introduced by local, state and federal governments to contain the virus and mitigate its public health effects have significantly impacted the global economy. There remains considerable uncertainty around the duration and extent of the COVID-19 pandemic and its ongoing impacts, and we expect the evolving COVID-19 pandemic to continue to impact our business and these impacts may be substantial. In particular, we cannot accurately predict the future impact COVID-19 may have on, among others, (i) labor availability and supply lines, (iii) availability of essential supplies, or (iii) our ability to obtain necessary financing. We may also experience limitations on employee resources in the future, including because of sickness of employees or their families. These factors may hamper our efforts to comply with filing or reporting obligations or requirements under securities laws.

The effects of government actions and our own policies and those of third parties to reduce the spread of COVID-19 have and may continue to negatively impact productivity, slow down our research and development activities, cause disruptions to our supply chain and impair our ability to execute our business development strategy. To the extent our suppliers and service providers are unable to comply with their obligations under our agreements with them or they are otherwise unable to deliver or are delayed in delivering goods and services to us due to the COVID-19 pandemic, our ability to continue meeting demand for or otherwise advancing development of our product may be impaired.

While many jurisdictions have partially or entirely relaxed various “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions, some have not, such as those in much of Europe. Additionally, if there is a resurgence in infections in jurisdictions that have eased restrictions, then such restrictions may be reimplemented. Such orders or restrictions, as well as the perceived need by individuals to continue such practices to avoid infection, among other factors, continue to result in business closures, work stoppages, slowdowns and delays, work-from-home policies, travel restrictions and cancellation of events, among other effects. The states and countries in which our product and its components are manufactured, assembled, shipped and distributed are in varying stages of restrictions and re-opening to address the COVID-19 pandemic. Any existing or renewed quarantines, government actions related to the pandemic or shutdowns could disrupt our supply chain, manufacturing or shipping process, or sales channel.

The widespread pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, reducing our ability to access capital, which would negatively affect our liquidity. In addition, if the COVID-19 pandemic results in a prolonged economic recession, it could harm our future sales, if any, and our ability to continue as a going concern. A prolonged economic contraction or recession may also result in employer layoffs in markets where we conduct business.

Despite global vaccination efforts, it is not possible to reliably estimate the length and severity of these developments and the impact the COVID-19 pandemic will continue to have on our financial results and condition in the future. To the extent the COVID-19 pandemic adversely affects our financial results and business, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We are exposed to political, economic and other risks that arise from operating a multinational business.

We have significant operations outside the United States, including Israel. Further, we will obtain raw materials and finished goods from foreign suppliers. Accordingly, our business is subject to political, economic, and other risks that are inherent in operating a multinational business. These risks include, but are not limited to, the following:

•        Difficulty in enforcing agreements and collecting receivables through foreign legal systems

•        Trade protection measures and import or export licensing requirements

•        Inability to obtain raw materials and finished goods in a timely manner from foreign suppliers

•        Imposition of tariffs, exchange controls or other restrictions

•        Difficulty in staffing and managing widespread operations and the application of foreign labor regulations

•        Compliance with foreign laws and regulations

•        Changes in general economic and political conditions in countries where we operate

Additionally, our operations outside the United States could be negatively impacted by changes in treaties, agreements, policies, and laws implemented by the United States.

If we do not anticipate and effectively manage these risks, these factors may have a material adverse impact on our international operations or on the business as a whole.

Our product is sold in highly competitive markets, by numerous competitors whose actions could negatively impact sales volume, pricing and profitability.

We are a development stage company that develops products to improve the energy efficiency of fluid transportation systems. End user demand, distribution relationships, industry consolidation, new product capabilities of our competitors or new competitors, and many other factors contribute to a highly competitive environment. Additionally, some of our competitors have substantially greater financial resources than ours. We believe that consistency of product quality, timeliness of delivery, service, and continued product innovation, as well as price, are principal factors considered by customers in selecting suppliers. Competitive factors previously described may lead to declines in sales or in the prices of our product which could have an adverse impact on our results of operations and financial condition. See “Risks Related to our Intellectual Property — In certain circumstances, the Israeli Government may assert rights to all of our intellectual property which was acquired independently of the Ministry of Energy Grant and used in connection with the workplan under the grant.”

We have significant purchases in foreign denominated currencies creating exposure to foreign currency exchange rate fluctuations.

We make purchases of raw materials and finished goods also in foreign denominated currencies. Accordingly, we have exposure to fluctuations in foreign currency exchange rates relative to the U.S. dollar. Foreign currency exchange rate risk is partially mitigated through several means: maintenance of local production facilities in the markets served, prompt settlement of intercompany balances, limited use of foreign currency denominated debt, and application of derivative instruments when appropriate. To the extent that these mitigating strategies are not successful, foreign currency rate fluctuations can have a material adverse impact on our international operations or on the business as a whole.

Delays in introducing new products or the inability to achieve or maintain market acceptance with existing or new products may cause our revenues to decrease.

The industries to which we belong are characterized by intense competition, changes in end-user requirements, and evolving product offerings and introductions. We believe future success will depend, in part, on the ability to anticipate and adapt to these factors and offer, on a timely basis, products that meet customer demands. Failure to successfully develop new and innovative products or to enhance existing products could result in the loss of existing customers to competitors or the inability to attract new business, either of which may adversely affect our revenues.

Our product is subject to regulation and government performance requirements in addition to the warranties provided by us.

Our product is subject to government regulations and standards for manufacture, assembly, and performance in addition to the warranties provided by us. Our failure to meet all such standards or perform in accordance with warranties could result in significant warranty or repair costs, lost sales and profits, damage to our reputation, fines or penalties from governmental organizations, and increased litigation exposure. Changes to these regulations or standards may require us to modify our business objectives and incur additional costs to comply. Any liabilities or penalties actually incurred could have a material adverse effect on our earnings and operating results.

Our business may be affected by weather conditions.

Demand for residential and agricultural water systems are also affected by weather-related disasters including heavy flooding and drought. Changes in these patterns could reduce demand for our product and impact sales, gross margins, and operating results.

We may depend on certain key suppliers, and any loss of those suppliers or their failure to meet commitments may adversely affect business and results of operations.

We may be dependent on a single or limited number of suppliers for some materials or components required in the manufacture of our product. If any of those suppliers fail to meet their commitments to us in terms of delivery or quality, we may experience supply shortages that could result in our inability to meet customer requirements, or could otherwise experience an interruption in operations that could negatively impact our business and results of operations.

Our operations are dependent on information technology infrastructure and failures could significantly affect our business.

We depend on information technology infrastructure in order to achieve business objectives. If we experience a problem that impairs this infrastructure, such as a computer virus, a problem with the functioning of an important IT application, or an intentional disruption of IT systems by a third party, the resulting disruptions could impede our ability to record or process orders, manufacture and ship products in a timely manner, or otherwise carry on business in the ordinary course. Any such events could cause the loss of customers or revenue and could cause significant expense to be incurred to eliminate these problems and address related security concerns. We are also subject to certain

U.S. and international data protection and cybersecurity regulations. Complying with these laws may subject us to additional costs or require changes to our business practices. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could expose us to potentially significant liabilities.

The loss of or the failure to attract and retain key personnel could adversely impact our results of operations.

The loss of the services of any of our executive officers could have a material adverse effect on our financial condition and results of operations. In addition, our ability to grow successfully will be dependent upon our ability to attract and retain qualified management and technical and operational personnel. The failure to attract and retain such persons could materially adversely affect our financial condition and results of operations.

Our future results will be impacted by our ability to implement our internal growth strategy.

We do not have a commercially available product or existing customers as of the date of this prospectus. Our future results will depend in part on our success in implementing our internal growth strategy, which includes expanding our existing geographic areas, selling additional products to existing customers and adding new customers. Our ability to implement this strategy will depend on our success in selling more products and services to existing customers, acquiring new customers, hiring qualified salespersons, and marketing integrated forms of supply management. We may not be successful in efforts to increase sales and product offerings to existing customers. Consolidation in our industry could heighten the impacts of competition on our business and results of operations discussed above.

Our business depends on capital investment and maintenance expenditures by our customers.

Demand our product depends on the level of new capital investment and planned maintenance expenditures by our customers. The level of capital expenditures by our customers fluctuates based on planned expansions, general economic conditions, availability of credit, and expectations of future market behavior. Any of these factors, individually or in the aggregate, could have a material adverse effect on our customers and, in turn, our business, financial condition, results of operations and cash flows.

Our customers could be impacted by commodity availability and price fluctuations.

A number of factors outside our control, including fluctuating commodity prices, impact the demand for our product. Increased commodity prices may increase our customers’ cost of doing business, thus causing them to delay or cancel large capital projects.

On the other hand, declining commodity prices may cause mines and other customers to delay or cancel projects relating to the production of such commodities. Also, oversupply could cause manufacturers to cut back on expenditures. Reduced demand for our product and services could result in the delay or cancellation of existing orders or lead to excess manufacturing capacity, which unfavorably impacts our absorption of fixed manufacturing costs. This reduced demand may also erode average selling prices in the relevant market.

Our current and planned products may contain defects or errors that are detected only after delivery to customers. If that occurs, our reputation may be harmed and we may face additional costs.

We cannot assure you that our product development, manufacturing and integration testing will be adequate to detect all defects, errors, failures and quality issues that could impact customer satisfaction or result in claims against us with regard to our product. As a result, we may have, and from time to time have had, to replace certain components and/or provide remediation in response to the discovery of defects in product that are shipped. The occurrence of any defects, errors, failures or quality issues could result in cancellation of orders, product returns, diversion of our resources, legal actions by our customers or our customers’ end users and other losses to us or to any of our customers or end users, and could also result in the loss of or delay in market acceptance of our product and loss of sales, which would harm our business and adversely affect our revenues and profitability.

The Beta Test agreement with Mekorot grants it the right to acquire any quantity of our product for its own use or for implementation in projects conducted worldwide by any of its subsidiaries for a period of seven years after completion of the beta test at the lowest price at which we sell the product outside of Israel.

In November 2018, we entered into a Beta Test Agreement with Mekorot. The Beta Test Agreement grants Mekorot the right to acquire any quantity of our product for its own use or for implementation in projects conducted worldwide by any of its subsidiaries for a period of seven years after completion of the beta test and at the lowest price at which we sell the product outside of Israel, and receive a retroactive credit to the extent we sell the product outside of Israel at a price lower than paid by Mekorot.

We may face challenges in meeting this provision in the agreement. In such an event, we may incur damages as a result of the breach of the agreement and may be unsuccessful in retaining Mekorot as a customer of our product and Mekorot may not introduce us to potential customers under our Referral and Reference Agreement with them, each of which may adversely affect our business. See “Business — Beta Test Agreement with Mekorot.”

In addition, this requirement to provide product to Mekorot may limit our ability to supply the needs of other customers or serve more profitable customers or markets, and may adversely affect our sales and profitability.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective intellectual property rights for our product, we may not be able to compete effectively in our markets.

Historically, we have relied on patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and product. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and new product.

We have sought to protect our proprietary position by filing patent applications in Israel and the United States, with respect to our novel technologies and product, which are important to our business. Patent prosecution is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We have a growing portfolio of three patents. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our product, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our product, we may not be able to compete effectively, and our business and results of operations would be harmed.

If we are unable to maintain effective proprietary rights for our product, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents that may be granted, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

A portion of our activities have been partly financed with government subsidies and grants. Failure to comply with certain conditions stipulated in our grant agreements could result an obligation to repay the contributions already received or other adverse consequences.

A portion of our activities have been partly financed through a grant from the European Union’s Executive Agency for Small and Medium-sized Enterprises, or the EU Grant, and funding from the Israeli Ministry of Energy, or the Ministry of Energy Grant. The EU Grant contains certain requirements, including but not limited to requirements concerning publication and reports on the Company’s activities funded by the grant. The Ministry of Energy Grant contains a number of ongoing reporting obligations, such as:

•        submission of biannual reports on the Company’s revenue from products or intellectual property developed using the Ministry of Energy Grant;

•        reporting requirements with respect to (i) the development of intellectual property with practical applications that may be protected under applicable intellectual property law, (ii) the registration of new patents and commercial exploitation deriving from such intellectual property, (iii) licenses granted to third parties of know-how, intellectual property and technology developed using the grant; and

•        reports on all financial and scientific matters related to the Company that are relevant to the Ministry of Energy.

Failure to comply with conditions stipulated in our grant agreements could result an obligation to repay the grants already received. For more information, see “Business — Israeli Grant.”

The Israeli government has certain rights to use our intellectual property for “national needs”.

The Israeli Grant provides the Israeli government with a non-exclusive, non-revocable and non-transferable license to make use of Company technology funded by the grant in connection with “national needs.” No additional consideration is payable by the Israeli government for such use. The determination of what constitutes a “national need” is not defined in the Ministry of Energy Grant, but it is expected to be made by certain ministries of the Israeli government. In the event the Israeli government exercises this right and interprets it in a broad manner, this could lead to disputes between us and the Ministry of Energy. In addition, the exercise of this right in a broad manner may limit our ability to generate revenue from commercial agreements with utility, pipeline and other companies in Israel, which may adversely affect our business, operating results and prospects. For more information, see “Business — Israeli Grant.”

In certain circumstances, the Israeli Government may assert rights to all of our intellectual property which was acquired independently of the Ministry of Energy Grant and used in connection with the workplan under the grant.

Pursuant to the Ministry of Energy Grant, we must further the purposes and develop the end-products specified in the grant’s workplan, or the Workplan, in Israel. If we cease to do so for any reason, then for a reasonable period of time following the end of the project funded by the grant, the Israeli government has the right to act in order to further such purposes and develop such products. In connection with such right, we will be obligated to grant the Israeli government a license (which may be sublicensed), on reasonable commercial terms, to use all of our intellectual property related to furthering such purposes and developing such products, even if such intellectual property was developed independently of the grant.

A determination by the Ministry of Energy that we are not furthering the purposes of the grant and developing the end-products specified in the Workplan and the requirement that we grant to the Israeli government a license (which may be sublicensed) to use all our intellectual property would introduce additional competitors into the market that use our technology, which would materially adversely affect and prospects, significantly decrease the value of our company and discourage potential investors from investing in our company. For more information, see “Business — Israeli Grant.”

Our grant from the Israeli Ministry of Energy limits our ability to grant licenses to third parties of intellectual property developed with the grant.

The Ministry of Energy Grant provides that when we license intellectual property developed thereunder to third parties, we must use our best efforts to take into the account the interests of the Israeli public in realizing the purposes of the grant and developing the products specified in the Workplan, including the scope of the license and the extent of its exclusivity. The ambiguity of this requirement could lead to disputes between us and the Ministry of Energy regarding whether licenses granted by us to third parties violate the terms of the grant. Additionally, we are obligated to ensure that the terms of licenses we provide to third parties (i) obligate such parties to reasonably exploit the intellectual property developed with the grant within a reasonable time and in accordance with a predefined workplan between us and our licensee and (ii) allow us to revoke the license or grant a license to another party if the licensee fails to comply with the foregoing obligation.

The foregoing provisions of the Ministry of Energy Grant could discourage potential third parties from entering into licensing agreements with us given, among other things, the ability of the Israeli government to revoke licenses and make it more difficult for us to commercialize our product. This could materially affect our business, financial condition and results of operations.

Our grant from the Israeli Ministry of Energy limits our ability to transfer ownership or registration of IP developed with the grant, which may have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or to enter into joint ventures with us.

Pursuant to the Ministry of Energy Grant, we may not transfer ownership or registration of intellectual property developed with the grant without advance written approval from the Ministry of Energy. The Ministry of Energy may block the transfer of intellectual property if it believes there is a concern that it will adversely affect the rights of the State of Israel under the grant, including the Ministry of Energy’s ability to recoup its investment following successful completion of the project funded by the grant and the State of Israel and its economy’s ability to benefit from exploiting the achievements of the project.

The foregoing requirements may have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or to enter into joint ventures with us, which may limit the price that investors may be willing to pay in the future for our Ordinary Shares and adversely affect the prospects of our company.

As a result of our founders being previously engaged with other companies, such companies may have claims to certain of our intellectual property.

Prior to our incorporation, one of the founders of our company provided consulting services to a private US company, and in the course of such engagement, co-invented a patent that was assigned to the private company. In addition, during this engagement, such founder worked on a specific theoretical structure for architecting a certain component that was developed by the private company for pre-defined purposes. We have modified the component by using fundamentally new methods and technical solutions for its product. These methods were developed by the aforementioned founder following the termination of his engagement with the private company.

As a result, certain of our intellectual property could be considered as a “derivative work” or “improvement” of intellectual property that may be owned by the private company. As such, we may be exposed to claims from the private company that it has rights to certain of our intellectual property. Defending against these claims could be expensive, time consuming, and unsuccessful. We might be required to obtain licenses from the private company in order to develop or market our product, and such licenses could be costly or not available on commercially reasonable terms.

Intellectual property rights of third parties could adversely affect our ability to commercialize our product, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our product or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000, and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and in most of the other countries are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new products or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party’s intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. Since March 15, 2013, the United States has moved to a first to file system. Changes to the way patent applications will be prosecuted could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our new products, the defendant could counterclaim that the patent covering our product is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or USPTO, or made a misleading statement, during prosecution. The validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not have sufficient patent lifespan to effectively protect our product and business.

Patents have a limited lifespan. The natural expiration of a patent is generally 20 years counted from its filing date (or PCT filing date in case it is derived from an international application). Although various extensions may be available, they are uncommon and the protection they afford, is limited. Even if any of our patent applications matures into issued patents, if we do not have sufficient patent terms or regulatory exclusivity to protect our product, our business and results of operations will be adversely affected.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

We have entered into assignment of invention agreements with our research and development employees for the Company pursuant to which such individuals agree to assign to us all rights to any inventions created during and as a result of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course and as a result of their employment for us. Under the Israeli Patents Law, 5727-1967, or the Patents Law, inventions conceived by an employee during the scope of his or her employment with a company and as a result thereof are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no agreement between an employer and an employee with respect to the employee’s right to receive compensation for such “service inventions,” the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patents Law, shall determine whether the employee is entitled to remuneration for his or her service inventions and the scope and conditions for such remuneration. Recent decision by the Committee clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. In order to determine the scope and validity of such wavier, the Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patents Law). Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Risks Related to the Offering and the Ownership of Our Securities

An active, liquid and orderly trading market for our Ordinary Shares or Warrants may not develop, which may inhibit the ability of our shareholders to sell Ordinary Shares and Warrants.

Prior to this offering, there has not been a public market for our securities. Although we intend to apply to list our Ordinary Shares and Warrants on Nasdaq, an active liquid or orderly trading market for the Ordinary Shares or Warrants may not develop or be sustained and you may not be able to sell your Ordinary Shares or Warrants quickly or at the market price. The initial public offering price for the Units will be determined by negotiations between us and representative of the underwriters and may not be indicative of prices that will prevail in the trading market.

In addition, the stock market in general, and the Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our securities, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly.

Our principal shareholders, officers and directors beneficially own over 62% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of May 8, 2022, our principal shareholders, officers and directors beneficially own approximately 62.33% of our Ordinary Shares. Upon completion of this offering, our principal shareholders, officers and directors will, in the aggregate, beneficially own approximately % of our outstanding Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

If you purchase securities in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The offering price of our Ordinary Shares is substantially higher than the net tangible book value per share of our Ordinary Shares. Therefore, if you purchase securities in this offering, you will pay a price per Ordinary Share that substantially exceeds our net tangible book value per Ordinary Share after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution. Based on the offering price of $     per Unit, you will experience immediate dilution of $     per Ordinary Share, representing the difference between our pro forma net tangible book value per Ordinary Share after giving effect to this offering and the offering price. See “Dilution” for further information.

The Warrants are speculative in nature.

Except as otherwise set forth therein, the Warrants offered in this offering do not confer any rights of Ordinary Share ownership on their holders, such as voting rights, but rather merely represent the right to acquire Ordinary Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire Ordinary Shares and pay an exercise price of $     (based on an assumed public offering price of $     per Unit, the midpoint of the range set forth on the cover page of this prospectus) per Ordinary Share, 100% of the public offering price per Unit, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value. There can be no assurance that the market price of our Ordinary Shares will continue to equal or exceed the exercise price of the Warrants offered by this prospectus. In the event that our Ordinary Shares price does not exceed the exercise price of such Warrants during the period when such Warrants are exercisable, the Warrants may not have any value.

There is no established market for the Warrants being offered in this offering.

There is no established trading market for the Warrants offered in this offering. Although we intend to apply to list the Warrants on Nasdaq there can be no assurance that there will be an active trading market for the Warrants. Without an active trading market, the liquidity of the Warrants will be limited.

Management will have broad discretion as to the use of the net proceeds from this offering.

Our management will have broad discretion in the allocation of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.

The JOBS Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

•        the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•        Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date; and

•        any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

•        our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted to and follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required, under the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, although the Companies Law requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

Following this offering, the determination of foreign private issuer status will be made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may be a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we may be a PFIC for 2022 and in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on quarterly average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for our Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event that we are a PFIC. See “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

Our headquarters, research and development and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our corporate headquarters is located in Netanya, Israel. If these or any future facilities in Israel were to be damaged, destroyed or otherwise unable to operate, whether due to war, acts of hostility, earthquakes, fire, floods, hurricanes, storms, tornadoes, other natural disasters, employee malfeasance, terrorist acts, power outages or otherwise, or if performance of our research and development is disrupted for any other reason, such an event could delay our operations, jeopardize our ability to manufacture our product as promptly as our prospective customers will likely expect, or possibly at all. If we experience delays in achieving our development objectives, or if we are unable to manufacture an approved product within a timeframe that meets our prospective customers’ expectations, our business, prospects, financial results and reputation could be harmed.

Political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, Hamas (an Islamist militia and political group that controls the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and adversely affect the market price of our Ordinary Shares and Warrants.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Further, our operations could be disrupted by the obligations of our employees to perform military service. As of December 31, 2021, all of our employees were based in Israel. Of these employees, some may be military reservists, and may be called upon to perform military reserve duty for several weeks until they reach the age of 40 (or older for reservists who are military officers or have certain occupations). Additionally, they may be called to active duty at any time under emergency circumstances. In response to increased tension and hostilities in the region, there have been, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of these employees due to military service. Such disruption could harm our business and operating results.

Provisions of Israeli law and our amended and restated articles of association to be effective upon closing of this offering may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction would be considered beneficial to us and our shareholders.

Provisions of Israeli law and our amended and restated articles of association to be effective upon the closing of this offering could have the effect of delaying, preventing or otherwise impeding a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered beneficial by some of our shareholders, which may limit the price that investors may be willing to pay in the future for our Ordinary Shares. Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if shareholders not accepting the tender offer hold less than 5% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless shareholders not accepting the tender offer hold less than 2% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights. The Companies Law also requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our amended and restated articles of association to be effective upon the closing of this offering divide our directors into three classes, each of which is elected once every three years and do not permit a director to be removed except by a vote of the holders of at least     % of our outstanding shares entitled to vote at a general meeting of shareholders.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfilment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors or the Israeli experts named in this prospectus in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We are incorporated in Israel. The majority of our directors and all of our executive officers listed in this prospectus reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It may also be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. Please see the section entitled “Enforcement of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company.

There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. companies.

Our amended and restated articles of association provide that, unless we consent otherwise, the District Court (Economic Division), located in Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law. In addition, our amended and restated articles of association provide that, unless we consent otherwise, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These exclusive forum provisions could limit our shareholders’ ability to bring claims and proceedings against, as well as obtain favorable judicial forum for disputes with, us, our directors, officers and other employees.

The District Court (Economic Division), located in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of ours to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. Such exclusive forum provisions in our amended and restated articles of association will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder and our duties to comply with Israeli law, including fiduciary duty obligations or obligations under the Companies Law or the Israeli Securities Law, and our shareholders will not be deemed to have waived our compliance with any of these laws, rules and regulations. These exclusive forum provisions may limit a shareholder’s ability to bring claims and proceedings in a judicial forum of its choosing against and for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us, our directors, officers and other employees.

General Risk Factors

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in credit and capital markets.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets.

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.

Raising additional capital would cause dilution to our existing shareholders and may affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our Ordinary Shares.

Sales of a substantial number of our Ordinary Shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our Ordinary Shares in the public market, or the perception that these sales might occur, could depress the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Ordinary Shares.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or Ordinary Shares, our Ordinary Shares price and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our Ordinary Shares, or provide more favorable relative recommendations about our competitors, our Ordinary Shares price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Ordinary Shares price or trading volume to decline.

Our business and operations would suffer in the event of computer system failures, cyber attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the General Data Protection Regulation, damage to our reputation, and the further development of our product could be delayed.

Our future success depends in part on our ability to retain our senior management team and to attract, retain and motivate other qualified personnel.

We are highly dependent on the members of our senior management team. The loss of their services without a proper replacement may adversely impact the achievement of our objectives. Our employees may leave our employment at any time. Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue for the foreseeable future. As a result, competition for skilled personnel is intense, and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among different companies for individuals with similar skill sets. The inability to recruit and retain qualified personnel, or the loss of the services of any members of our senior management team without proper replacement, may impede the progress of our research, development and commercialization objectives. We do not maintain key man insurance for our senior management team.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our Ordinary Shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, of our Ordinary Shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose Ordinary Shares and Warrants will be listed in the United States, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the other rules and regulations of the Securities and Exchange Commission, or SEC, and the rules and regulations of The Nasdaq Stock Market, and provisions of the Companies Law that apply to public companies such as us. The expenses that will be required in order to adequately prepare for being a public company will be material, and compliance with the various reporting and other requirements applicable to public companies will require considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, our board committees, or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning as early as our annual report on Form 20-F for the fiscal year ended December 31, 2023. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, the market price of our shares could decline and we could be subject to sanctions or investigations by Nasdaq Stock Market, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our Ordinary Shares and could adversely affect our ability to access the capital markets.

Furthermore, we are only in the early stages of determining formally whether our existing internal control over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. These controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•        our business, development and operating goals and strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

•        our future business development, financial condition and results of operations;

•        expected changes in our revenues, costs or expenditures;

•        our expectations regarding demand for and market acceptance of our product;

•        our expectations regarding our relationships with customers, business partners and strategic partners;

•        our dependence on and the success of our strategic relationships with third parties and service providers;

•        the trends in, expected growth in and market size of the global water, gas and oil industries;

•        our estimates of, and future expectations regarding, our market opportunity;

•        our ability to attract customers, grow our retention rates, and sell our product;

•        our ability to continue to develop new technologies and/or upgrade our existing technologies;

•        competitive environment and landscape and potential competitor behavior in our industry and the overall outlook in our industry;

•        our ability to maintain the security and availability of our product and to maintain privacy, data protection and cybersecurity;

•        our plans and ability to obtain or protect intellectual property rights, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

•        the need to hire additional personnel and our ability to attract, train and retain such personnel;

•        our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•        the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future development and operating expenses and capital expenditure requirements;

•        risks related to our ability to expand our international business operations;

•        risks related to business, political, social, economic and security conditions in Israel;

•        changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns;

•        the effects of currency exchange rate fluctuations on our results of operations;

•        the length and severity of the recent COVID-19 pandemic and its impact on our business and industry; and

•        our ability to generate revenue and profit margin under our collaboration with third parties and anticipated contracts which is subject to certain risks.

Forward-looking statements are based on our management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Important factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements.

The forward-looking statements included in this prospectus speak only as of the date of this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

USE OF PROCEEDS

We estimate that the net proceeds from the sale of securities in this offering will be approximately $            million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $            per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase up to an additional            Ordinary Shares and Warrants in full, we estimate that the net proceeds to us from this offering will be approximately $            million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $            per Unit would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $            million, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of Units we are offering. An increase (decrease) of 1.0 million in the number of Units we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $            million, assuming the assumed initial public offering price stays the same.

We currently expect to use the net proceeds from this offering for the following purposes:

•        approximately $            million for product development, product testing in beta sites for the purpose of examining our product’s performance and its compliance with certain predefined specifications;

•        approximately $            million for research and development, including completion of our existing systems and continued development of new products;

•        approximately $            million for marketing, advertising and pre-commercialization activities; and

•        the remainder for working capital and general corporate purposes and possible future acquisitions.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. Amounts and timing of our actual expenditures will depend upon a number of factors, including our sales, marketing and commercialization efforts, regulatory approval and demand for our product, operating costs and other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Based on our current plans, we believe that our existing cash, cash equivalents and short-term deposits, together with the net proceeds of this offering, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through            . We anticipate that these funds, together with the net proceeds of this offering, will be sufficient to            . We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

Pending our application of the net proceeds from this offering, we plan to invest such proceeds in short-term, investment-grade, interest-bearing securities and depositary institutions.

DIVIDEND POLICY

We have never declared or paid any cash dividends to our shareholders of our Ordinary Shares, and we do not anticipate or intend to pay cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

The Israeli Companies Law imposes further restrictions on our ability to declare and pay dividends. See “Description of Share Capital — Dividend and Liquidation Rights” for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See “Taxation — Material Israeli Tax Considerations” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2021:

•        on an actual basis.

•        on a pro forma basis to give effect to $63,001 received on January 5, 2022, in return for 3,178 Ordinary Shares issued in a private placement completed on December 22, 2021, and the issuance of: 11,094 Ordinary Shares, on March 31, 2022, in a private placement, at a price per share of $99.60, for total gross consideration of $705,000 received in cash and $400,000 value in 6,493,506 restricted shares of Medigus Ltd.

•        on a pro forma as adjusted basis to give effect to the additional issuance of            Units in this offering, at an assumed public offering price of $            per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses, as if the sale of the securities had occurred on December 31, 2021.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2021
U.S. dollars	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	331,998	1,099,999
Short term investment	—	400,000
Receivables on account of issued shares	63,001	—

Shareholders’ equity:
Ordinary Shares	161	197
Additional paid-in capital	2,572,345	3,677,309

Accumulated deficit	(2,216,918)	(2,216,918)
Total shareholders’ equity	355,588	1,460,588
Total capitalization	355,588	1,460,588

____________

(1)      Each $1.00 increase or decrease in the assumed initial public offering price of $            per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash, cash equivalents and short-term deposits, total shareholders’ (deficiency) equity and total capitalization by $            million, assuming the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of Units we are offering. An increase or decrease of 1.0 million in the number of Units we are offering would increase or decrease, respectively, the amount of cash, cash equivalents and short-term deposits, total shareholders’ (deficiency) equity and total capitalization by $            million, assuming the assumed initial public offering price per Unit, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes:

•        849 Ordinary Shares issuable upon the exercise of options granted under our incentive plan, with an exercise price equal to the offering price per share in this offering;

•        Ordinary Shares issuable upon the exercise of options granted to members of management under our incentive plan to purchase 6.5% of the share capital of the Company (on a fully diluted basis) immediately prior to the consummation of this offering, approximately 23% percent of which have an exercise price of $99.60 per share and the remainder of which have an exercise price equal to the offering price per share in this offering; and

•        Ordinary Shares issuable upon the exercise of warrants granted to consultants to purchase (i) 849 shares at an exercise price of $99.60 per share, (ii) 2.5% of the share capital of the Company (on a fully diluted basis) immediately after the consummation of this offering at an exercise price equal to the offering price per share in this offering and under our incentive plan, and (iii) 1% of the share capital of the Company (on a fully diluted basis) immediately after the consummation of this offering at an exercise price equal to the offering price per share in this offering.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•        the issuance of 3,401 Ordinary Shares to Mekorot upon the exercise of warrants currently outstanding with a nominal exercise price;

•        no exercise of the underwriter’s over-allotment option; and

•        no exercise of the Warrants or the representative’s warrants.

DILUTION

If you invest in our securities, your interest will be immediately diluted to the extent of the difference between the initial public offering price per Ordinary Share in this offering and the pro forma as adjusted net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share. As of December 31, 2021, we had a historical net tangible book value of $355,588, or $6.256 per Ordinary Share. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of Ordinary Shares outstanding on December 31, 2021.

Our pro forma net tangible book value as of December 31, 2021, was $1,460,588, or $21.500 per Ordinary Share. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of Ordinary Shares outstanding as of December 31, 2021, after giving effect to a total amount of $63,001 received on January 5, 2022, in return to 3,178 shares issued in a private placement completed on December 22, 2021 and the issuance of 11,094 Ordinary Shares, on March 31, 2022, in a private placement, at a price per share of $99.60, for total gross consideration of $705,000 received in cash and $400,000 value in 6,493,506 restricted shares of Medigus Ltd.

After giving effect to the sale of Units in this offering at an assumed initial public offering price of $            per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, and after taking into account       , our pro forma as adjusted net tangible book value at December 31, 2021 would have been $            per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to existing shareholders and immediate dilution of $            per Ordinary Share to new investors. The following table illustrates this dilution per Ordinary Share:

Assumed public offering price per Unit		$
Pro forma net tangible book value per Ordinary Share as of December 31, 2021	21.500
Increase in net tangible book value per Ordinary Share attributable to new investors
Pro forma as adjusted net tangible book value per Ordinary Share after this offering(1)
Dilution per Ordinary Share to new investors
Percentage of dilution in net tangible book value per Ordinary Share for new investors

The pro forma and pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $            per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2021 after this offering by approximately $            per Ordinary Share, and would increase (decrease) dilution to investors in this offering by $            per Ordinary Share, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of Units we are offering. An increase (decrease) of 1.0 million in the number of Units we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2021 after this offering by approximately $            per Ordinary Share, and would decrease (increase) dilution to investors in this offering by approximately $            per Ordinary Share, assuming the assumed initial public offering price per Ordinary Share remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional Ordinary Shares and Warrants, the pro forma as adjusted net tangible book value will increase to $            per Ordinary Share, representing an immediate increase in pro forma as adjusted net tangible book value to existing shareholders of $            per Ordinary Share and an immediate dilution of $            per Ordinary Share to new investors participating in this offering.

The following table shows, as of December 31, 2021, on a pro forma as adjusted basis, the number of Ordinary Shares purchased from us as part of the Units, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing Units in this offering at an assumed initial public offering price of $            per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		100.0%		$100%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $            per Unit (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all shareholders and the average price per share paid by all shareholders by approximately $            million, $            million and $            , respectively, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million share increase (decrease) in the number of Units offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering, total consideration paid by all shareholders and the average price per share paid by all shareholders by approximately $            million, $            million and $            , respectively, assuming the assumed initial public offering price of $            per Unit (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of the Ordinary Shares to be issued and outstanding immediately after this offering as shown above assumes that all of the Ordinary Shares offered hereby are sold, and is based on Ordinary Shares issued and outstanding as of the date of this prospectus. This number excludes:

•        849 Ordinary Shares issuable upon the exercise of options granted under our incentive plan, with an exercise price equal to the offering price per share in this offering;

•        Ordinary Shares issuable upon the exercise of options granted to members of management under our incentive plan to purchase 6.5% of the share capital of the Company (on a fully diluted basis) immediately prior to the consummation of this offering, approximately 23% percent of which have an exercise price of $99.60 per share and the remainder of which have an exercise price equal to the offering price per share in this offering; and

•        Ordinary Shares issuable upon the exercise of warrants granted to consultants to purchase (i) 849 shares at an exercise price of $99.60 per share, (ii) 2.5% of the share capital of the Company (on a fully diluted basis) immediately after the consummation of this offering at an exercise price equal to the offering price per share in this offering and under our incentive plan, and (iii) 1% of the share capital of the Company (on a fully diluted basis) immediately after the consummation of this offering at an exercise price equal to the offering price per share in this offering.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•        The issuance of 3,401 Ordinary Shares to Mekorot upon the exercise of warrants currently outstanding with a nominal exercise price.

To the extent that outstanding options are exercised, new options or warrants are issued or we issue additional Ordinary Shares in the future, there will be further dilution to new investors. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our equity holders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our audited financial statements including the related notes thereto, beginning on page F-1 of this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read the sections of this prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from our expectations.

Overview

We are a deep-tech development stage company that aims to disrupt fluid transportation. We are committed to improving and optimizing the global infrastructure of water, oil and gas pipeline transportation by reducing energy costs, maintenance costs, and enhancing capacity without having to replace infrastructure. Our energy efficiency technology is unique in its ability to suppress turbulence by continuously generating low-frequency pressure waves, which achieves minimal hydrodynamic resistance for the pipeline transport process. As a result, friction losses within the pipeline are reduced. Following a proof-of-concept industrial test in 2015 of the PWG was shown to decrease specific energy consumption by 35% for approximately five minutes, we believe that our current prototype in development will have the potential to reduce pump energy consumption significantly.

We have experienced net losses in every period since our inception in 2017. We incurred net losses of $137,259 and $267,373 for the year ended December 31, 2021, and the year ended December 31, 2020, respectively. As of December 31, 2021, we had an accumulated deficit of $2,216,918. We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditures increase substantially due to our continued investment in our research and development activities and as we hire additional employees over the coming years. Furthermore, upon closing of this offering, we expect to incur additional expenses associated with operating as a U.S. public company, including significant legal, accounting, investor relations and other expenses.

Components of Operating Results

Research and Development Expenses

Research and development activities are our primary focus. We do not believe that it is possible at this time to accurately project total expenses required for us to reach the point at which we will be ready to commercialize our technologies. Development timelines, the probability of success and development costs can differ materially from expectations. We expect our research and development expenses to increase over the next several years as our development program progresses. We would also expect to incur increased research and development expenses if we were to identify and develop additional technologies.

Research and development expenses include the following:

•        employee-related expenses, such as salaries and share-based compensation;

•        expenses relating to outsourced and contracted services, such as consulting, research and advisory services;

•        supply and development costs;

•        expenses incurred in operating our small-scale equipment; and

•        costs associated with lab facility costs.

We recognize research and development expenses as we incur them.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including facility costs, patent application and maintenance expenses, and external professional service costs, including legal, accounting, audit, finance, business development, investor relations and human resource services, and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential commercialization of our product. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

Finance Expenses, Net

Finance expenses, net, consisted primarily of rate exchange differences between the NIS and USD.

Income Taxes

As of December 31, 2021, our operating tax loss carryforwards were approximately $763,849 (NIS 2,376,333). We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Below is a summary of our results of operations for the periods indicated:

	Year Ended December 31,
	2021	2020
	USD
Operating expenses:
Research and development expenses	62,178	151,350
General and administrative expenses	67,630	89,873
Loss from operations	129,808	241,223
Finance expense, net	7,451	26,150
Net loss	137,259	267,373

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Research and development expenses

Research and development expenses decreased by approximately $89,172, or 59%, to approximately $62,178 for the year ended December 31, 2021, compared to $151,350 for the year ended December 31, 2020. The decrease resulted mainly from decrease in headcount and related expenses.

General and administrative expenses

General and administrative expenses decreased by approximately $22,243, or 25%, to approximately $67,630 for the year ended December 31, 2021, compared to approximately $89,873 for the year ended December 31, 2020. The decrease resulted mainly from decrease in headcount and related expenses.

Net loss

Net loss decreased by approximately $130,114, or 49%, to approximately $137,259 for the year ended December 31, 2021, compared to $267,373 for the year ended December 31, 2020. The decrease was mainly the result of overall decrease in our activity and decrease in rate exchange differences.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies

We describe our significant accounting policies and estimates in Note 2 to our annual financial statements contained elsewhere in this prospectus. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Use of estimates in the preparation of financial statements:

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in the financial statements. On a periodic basis, we evaluate our estimates, including those related to revenue recognition derivatives. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Revenue recognition:

Effective as of January 1, 2018, we have followed the provisions of ASC Topic 606, Revenue from Contracts with Customers, which applies to all contracts with Topic 606. Under Topic 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine the appropriate revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps:

•        identify the contract(s) with a customer;

•        identify the performance obligations in the contract;

•        determine the transaction price;

•        allocate the transaction price to the performance obligations in the contract; and

•        recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of Topic 606, we assess the goods or services promised within the contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. We evaluate each performance obligation to determine if it is satisfied at a point in time or over time.

Fair value measurements

We account for fair value in accordance with ASC 820. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. We use a three-tier hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•        Level 1:    Quoted prices in active markets for identical assets or liabilities.

•        Level 2:    Inputs other than Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•        Level 3:    Unobservable inputs for the asset or liability used to measure fair value that are supported by little or no market activity and that re significant to the fair value of the asset or liability at measurement date.

The first two levels in the hierarchy are considered observable inputs and the last is considered unobservable. The carrying value of accounts receivable and payables and our cash and cash equivalents, restricted cash and short-term investments, approximates fair value due to the short time to expected payment or receipt of cash.

Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements are discussed in Note 2, Summary of Significant Accounting Policies, to the financial statements included in elsewhere in this registration statement, regarding the impact of the US GAAP standards as issued by the FASB that we will adopt in future periods in our financial statements.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•        a requirement to present only two years of audited financial statements herein in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•        to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

•        an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

•        an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of this offering. We may choose to take advantage of some but not all of these exemptions. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

Liquidity and Capital Resources

We have financed our operations for the last three years primarily from equity investments and governmental grants. Currently, our business activity is in Israel.

From our inception through December 31, 2021, we raised an aggregate of $1,106,360 in capital and $308,410 in proceeds from governmental grants and one-time income from Mekorot. As of December 31, 2021, we had $331,988 in cash and cash equivalents. Our management expects that we will continue to generate losses and negative cash flows from operations for the foreseeable future. Based on the projected cash flows and cash balances as of the date of these financial statements, management is of the opinion that its existing cash will not be sufficient to meet its obligations for a period which is longer than 12 months.

The table below shows a summary of our cashflows for the periods indicated:

	Year Ended December 31, 2021	Year Ended December 31, 2020
	USD
Net cash used in operating activities	(38,481)	(55,374)
Net cash used in investing activities	—	(33,536)
Net cash provided by financing activities	330,505	—
Effect of exchange rate changes on cash, cash equivalents and restricted deposits	1,368	—
Net increase (decrease) in cash, cash equivalents and restricted deposits	293,392	(88,910)

Net cash used in operating activities

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net cash provided by (used in) operating activities

Net cash used in operating activities decreased by $16,893, or 31%, to approximately $38,481 for the year ended December 31, 2021, compared to approximately $55,374 for the year ended December 31, 2020. This decrease was mainly due to overall lower activity and increase in liabilities taken by us.

Net cash used in investing activities

Net cash used in investing activities was $0 for the year ended December 31, 2021, compared to net cash used in investing activities of approximately $33,536 for the year ended December 31, 2020. This decrease was because we did not invest in purchase of equipment.

Net cash used in financing activities

Net cash provided by financing activities increased by $330,505 to $330,505 for the year ended December 31, 2021, compared to $0 for the year ended December 31, 2020. This increase was due to issuance of Ordinary Shares and exercise of options to Ordinary Shares.

We have incurred losses and cash flow deficits from operations since our inception, resulting in an accumulated deficit at December 31, 2021 of approximately $2,216,918. We anticipate that we will continue to incur net losses for the foreseeable future. As of December 31, 2021, we had $331,988 in cash and cash equivalents. We expect that our existing cash and cash equivalents will be sufficient to fund our current operations until December 2022 without using the net proceeds from this offering. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

Our future capital requirements will depend on many factors, including, but not limited to:

•        the progress and costs of our research and development activities;

•        the costs of development and expansion of our operational infrastructure;

•        our ability, or that of our collaborators, to achieve development milestones and other events or developments under potential future licensing agreements;

•        the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our technologies;

•        the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•        the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves, once our technologies are developed and ready for commercialization;

•        the costs of acquiring or undertaking development and commercialization efforts for any future products or technology;

•        the magnitude of our general and administrative expenses; and

•        any additional costs that we may incur under future in- and out-licensing arrangements relating to our technologies and futures products.

We have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future

Even following the Second round of financing, until we can generate significant recurring revenues, we expect to satisfy our future cash needs through capital raising or by out-licensing and/or co-developing applications of one or more of our product. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available on favorable terms, or at all, we may be required to delay, reduce the scope of or eliminate research or development efforts or plans for commercialization with respect to our technologies and make necessary change to our operations to reduce the level of our expenditures in line with available resources.

We are a development-stage technology company and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are described herein.

We manage our business through a small number of employees and key consultants. We may need to expand our organization and we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations.

Our management team has limited experience managing a U.S. reporting company.

Financing Activities

In March 2022, we and Medigus Ltd., or Medigus, and certain additional investors, or together with Medigus, the Investors, entered into a share purchase agreement, or the March 2022 Purchase Agreement, whereby the Investors invested $705,000 in us in consideration of an issuance of an aggregate number of 7,078 Ordinary Shares reflecting a price per share of $99.60, or the March 2022 PPS. In addition, according to the March 2022 Purchase Agreement, we sold and issued an additional 4,016 Ordinary Shares to Medigus in consideration of 6,493,506 shares of Medigus, reflecting value of the aggregate amount of $400,000 of the market price of an ordinary share of Medigus at the end of the last trading day on the NASDAQ prior to the initial closing date of the March 2022 Purchase Agreement, or the Initial Closing, plus a 10% premium on such market price.

Pursuant to the terms of the March 2022 Purchase Agreement, during a period of up to ninety days following the Initial Closing, we may sell and issue to one or more investors, on the same terms and conditions as those contained in the March 2022 Purchase Agreement, at one or more closings, or the Deferred Closing, up to additional 2,962 Ordinary Shares (subject to appropriate adjustments in the event of any dividend, shares split, combination or similar recapitalization affecting such shares), for the total aggregate consideration of up to $295,000.

In addition, pursuant to the terms of the March 2022 Purchase Agreement, in the event we, during a period of 24 months from the later of the Initial Closing or the Deferred Closing (if any), issue new securities on one or more occasions, without consideration or for a consideration per share less than the March 2022 PPS (subject to any share split, combination or similar changes), or the Reduced PPS, then on each such issuance of new securities we shall issue to each Investor additional Ordinary Shares, at no cost to the Investor, in such number equal to the difference between (i) the number of Investor’s shares which would be held by the Investor if it had made the investment under the

Reduced PPS; and (ii) the number of Investor’s shares issued to such Investor for its investment under the March 2022 Purchase Agreement (based on the March 2022 PPS), or the March 2022 Anti-Dilution Protection. The March 2022 Anti-Dilution Protection expires immediately prior to the earlier of (a) the closing of an initial public offering, and (b) the lapse of 24 months following the date of the later of the Initial Closing or the Deferred Closing (if any).

Quantitative and Qualitative Disclosures About Market Risk

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

Credit risk

Credit risk is the risk of financial loss to us if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, or company expectations to receive certain amounts, and arises mainly from holding marketable securities subject to lock up period ending on October 31, 2022.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the reporting period.

Foreign Currency Exchange Risk

Currency fluctuations could affect us through increased or decreased costs, mainly for goods and services acquired in Israel that require us to convert funds held in other currencies to NIS.

BUSINESS

Overview

We are a deep-tech development stage company that aims to disrupt fluid transportation. We are committed to improving and optimizing the global infrastructure of water, oil and gas pipeline transportation by reducing energy costs, maintenance costs, and enhancing capacity without having to replace infrastructure. Our energy efficiency technology is unique in its ability to suppress turbulence by continuously generating low-frequency pressure waves, which achieves minimal hydrodynamic resistance for the pipeline transport process. As a result, friction losses within the pipeline are reduced. Following a proof-of-concept industrial test in 2015 of the PWG was shown to decrease specific energy consumption by 35% for approximately five minutes, we believe that our current prototype in development will have the potential to reduce pump energy consumption significantly.

Pipe transportation technology is based on the universal conservation law of mass, impulse, and energy of fluid flow. In order to start the flow, energy is required to pump the liquid into the pipes. A significant amount of energy is spent maintaining the flow. One of the major energy loss factors in pumping and fluid transportation is determined by turbulent friction in the pipeline flow. This is also known as the turbulent friction loss, or head loss or drag reduction. Turbulent flow is a physical phenomenon present in every pressurized flow medium transported in pipelines under pressure (i.e., any pump causes turbulent flow). In turbulent flow, the fluid particles undergo irregular fluctuations, or mixing, in contrast to laminar flow, in which the fluid particles move in smooth paths or layers. In turbulent flow, the speed of the fluid particles at any specific point is continuously undergoing changes in both magnitude and direction. This causes the flow to slow down, which increases hydrodynamic resistance and thus causes electric motors to consume more energy during the pumping process. Since turbulent flow is a stable state, it is extremely challenging to modify it into partially laminar flow and keep it in that manner without consuming a considerable amount of energy for this process.

Three main sectors of critical infrastructure, oil, gas and water, rely heavily on pipes and pumps. Pumps consume an enormous amount of energy in the global water, oil, and gas markets. All three critical infrastructure sectors are actively seeking to improve energy efficiency.

In an era of increasing awareness of climate change, the desire to achieve sustainable growth while reducing environmental impact is strengthening the momentum of global efforts to reduce energy consumption. The historic 2015 Paris Climate Accords, endorsed nearly worldwide, calls for keeping the rise in average global temperatures “well below” two degrees Celsius (2°C) during the present century, compared to pre-industrial levels. According to the International Renewable Energy Agency, Global Energy Transformation Report, renewable energy and energy efficiency can, in combination, provide over 90% of the necessary energy-related CO2 emission reductions necessary to meet this goal of the Paris Climate Accords. Our technology has been designed to address the major challenge of reducing energy consumption in pipeline fluid transportation. The main technological challenge is to develop a sustainable and practical cost-efficient method to make the flow less turbulent. We are hopeful that our technology will be part of the vision of the Paris Climate Accords and will enhance energy efficiency to reduce CO2 emissions.

We have developed a novel active flow control device that introduces unsteady pressure waves into turbulent pipe flow and causes a relaminarization of the flow reducing friction on the pipe walls and hence reducing drag. Our device, referred to as a PWG, involves a rotating impeller located outside of the main pipe flow which induces a small inflow upstream of the mainline pump and returns the extracted fluid via an outflow pipe imparted with oscillating pressure waves from the impeller. This effect is designed to be sustainable for a significant pipe length and thereby introduce non-trivial energy savings regarding input pump work. Over the past few months we have engaged with Ozen Engineering, a California based company, to perform commercial-grade CFD simulations of the PWG by considering the impact of generated pressure waves on fully-developed turbulent pipe flow. The overall goal here was to further optimize and improve the original PWG design. In addition, we have established in Israel an open-source CFD software/hardware environment and initiated simulation studies to compliment and expand on the Ozen effort.

Our product is designed in a modular concept. It consists of three separate yet interconnected components/systems: (i) a pressure waves generator, or PWG, (ii) control panel comprising a hardware that was designed and assembled in our lab and software (partially developed) for automatic control of the PWG for dynamic optimization for energy savings, and (iii) measuring instruments (temperature flow and pressure sensors) mounted on the pipe. The PWG is connected parallel to the pump and designed for the given flow and pipeline parameters. Once operating, our product generates immediate pressure waves in the discharge pipeline after the pump resulting in an immediate reduction in electricity consumption by the pump. Regarding the current status of this system, the PWG is undergoing further analysis and development using CFD. Once a revised prototype for the PWG is completed, it will be tested in our hydrodynamic lab in Israel and integrated with the other three components mentioned here. These other components will be updated accordingly as part of the new round of testing. Once a complete system is operational, the control software, which would monitor upstream and downstream pressure and controls the PWG RPM would be finalized.

A significant advantage of our PWG is that it can be applied with minimal modifications to existing pipeline systems and without changing the pipeline itself. Also, the PWG consumes no more than one percent of the energy used by the pump as shown in our lab results.

Proof of Concept

In 2015, an early development of a prototype of the PWG was first installed and used in an industrial plant to test its concept and technology in a 146 meter pipeline containing water. The modulator test was carried out directly in industrial conditions, from the research and development stage, bypassing laboratory tests. The POC tests were conducted to measure the generation of the pressure waves by the modulator; to study the propagation of the pressure waves along the entire pipeline; and observe the influence of pressure waves on the hydrodynamic resistance of the turbulent water flow, for the given flow parameters, inlet and outlet pressure of the pump, length and pipe diameter, and its configuration. Experimental data were recorded independently by two groups: the first, a research group, and the second was an engineering group from the industrial company where the POC was conducted. The results obtained by the two research groups were consistent. The results were also compared with the main factory computer and all were similar.

The trial was conducted on a 146-meter water pipeline in an industrial facility. By operating the PWG the following was achieved for the actual measured flow rate value: (i) reduction of pressure in the pipe; (ii) increase in flow rate; and (iii) pump energy decrease.

The trial consisted of three stages as described below:

1.      Base line flow — PWG was off, measured flow rate 134 gpm.

2.      Stabilization time PWG was turned on, average measured flow rate 136 gpm during 30 minutes (1.5% increase in flow rate compared to when the PWG was off).

3.      Increasing flow rate time PWG was turned on, average measured flow rate 164.6 gpm during 12 minutes (22.8% increase in flow rate).

During the increasing flow rate time (12 minutes) the best results were obtained for approximately five minutes during which there was an increase of the flow rate to 171 gpm (27.6% increase in specific flow rate), a decrease of the specific discharge pressure of the pump by approximately 36%, a decrease of specific mechanical power of the pump of 35%, a decrease of specific energy consumption of 35% and a decrease of the specific speed of the pump impeller of 12%.

The POC results suggest that by using our PWG system, a water utility can reduce energy costs. This can lead to a significant reduction in operating expenses, allowing water tariffs that are being paid by end consumers to cover company expenses as well as reducing expenses overall. The PWG is designed to impose pressure waves on the pipe flow downstream of the pump. These pressure waves are designed to break up the turbulence (suppressing turbulence) and laminarize the flow, hence reducing frictional pressure drop and drag. Therefore the PWG is a potentially game-changing technology for utilities as it is an innovative and practical and sustainable solution that converts turbulent flow into partially laminar flow in a stable state over long distances.

According to obtained experimental results achieved by our research and development team on December 24, 2020, in our hydrodynamic laboratory, using a 136 meters long pipe with a 4-inch diameter, we succeeded by operating the PWG to increase the average water flow rate in the pipe by 3.3% for 0.9 second and an average of 2.6% during ten seconds for the same pump power. These preliminary results were obtained in a non-optimal frequency. The results demonstrate that generated pressure waves by the PWG lead to reduction of friction in the pipeline.

Beta Test Agreement with Mekorot

In November 2018, we entered into the Beta Test Agreement with Mekorot. The Beta Test Agreement provides for Mekorot to test and examine the performance of our product for commercial production and its compliance with test specifications. The testing, which is expected to commence in 2024 and take place over 30 months, will measure success specifications such as proof of reduction in energy consumption in a range of 10%-12%, maintenance of water quality during the transporting process and creating higher value than costs. We have analyzed and approved two pumping sites suggested by Mekorot for the commercial pilot project. Pursuant the agreement, the beta test will be conducted in four agreed stages at two facilities of Mekorot, where each side will allocate, at its own expense, skilled personnel to test the product. The testing consists of several stages: (i) the preparation of a working plan, specification of the beta product and definition of the success criteria (completed in December 2018); (ii) after meeting the specification of the beta product, testing the performance of our product at an experimental site; and (iii) testing the performance of our product at an operational site. At the final stage of the product evaluation, a group from both sides will issue a final report analyzing the product performance compared to the success criteria defined for the beta test and discuss the suitability of the product for Mekorot.

In conjunction with the Beta Test Agreement, the Company granted to Mekorot warrants to purchase 3,401 Ordinary Shares of the Company, par value NIS 0.01 each, all of which were fully vested upon grant, at an exercise price per share of NIS 0.01. The warrant may be exercised, in whole or in part, during the period beginning on the date of grant and ending on the earlier of: (a) the date which is ten years following the date of the warrant, or (b) immediately prior to and conditioned upon a change in control of the Company’s ownership.

Additionally, the Beta Test Agreement grants Mekorot the right to acquire our product for a period of seven years after completion of the beta test in any quantity and at the lowest price at which we sell the product outside of Israel, and receive a retroactive credit to the extent we sell the product outside of Israel at a price lower than paid by Mekorot.

The Beta Test Agreement also states that we shall pay to Mekorot cash royalties in an amount of 4% of the net revenues, provided that such amount shall be decreased to 3% with respect to net revenues derived directly from referrals made by Mekorot, until the aggregate royalties’ amount paid to Mekorot reaches an agreed capped amount. The royalties to Mekorot are capped to NIS 1,350,000 (approximately $433,944) linked to the Israeli Customer Price Index. Simultaneously with the closing of any transaction for the sale of more than 50% of the issued share capital of the Company, any merger or consolidation in which the Company participates, any sale or licensing of all or substantially all of the assets or intellectual property of the Company and/or any transaction like any of the foregoing, we will pay Mekorot an amount equal to a cap amount minus the aggregate royalties amount already paid to Mekorot until such time pursuant to the first paragraph of this section.

The Company will provide personnel and the beta product needed for the evaluation. Mekorot will also reimburse the Company for the resources provided on each stage of the beta test, up to a total amount of NIS 300,000 (approximately $88,236) in the following terms: NIS 150,000 (approximately $40,021) after achieving the first milestone (completed in December 2018), NIS 60,000 (approximately $19,286) after achieving the second milestone, NIS 70,000 (approximately $22,500) after achieving the third milestone, and NIS 20,000 (approximately $6,429) after achieving the fourth milestone.

In January 2018, we were declared a “single supplier” with Mekorot. The single supplier test under Israel’s Tender Obligation Regulations, 1993 is a designation that a supplier is the only party capable of satisfying the contract requirements. Israeli government contracts with a ‘single supplier’ are exempt from the bidding and other competitive requirements of the Mandatory Tenders Law, 5752-1992. Mekorot offered us a draft framework contract that will be negotiated after we submit our business plan.

As Mekorot invests and partners with various high-tech companies, including companies that develop various technological solutions for the water industry, we believe that success in our beta test with Mekorot could help open channels to new markets and customers worldwide

The Beta Test Agreement provides for reimbursement to us of up to NIS 300,000, based on achievement of certain milestones, as well as certain royalty obligations to Mekorot none of which have been paid to date.

In connection with the Mekorot Agreement, we also entered into a Referral and Reference Agreement, or Referral Agreement, with Mekorot. Pursuant to the Referral Agreement, Mekorot may introduce us to potential clients in the water, wastewater and/or effluent industry. During the five-year term of the Referral Agreement and for a period of 24 months thereafter, Mekorot is entitled to 7% of the net revenues received by us from clients introduced to it by Mekorot.

Industry Overview and Market Opportunity

As the world’s resources are becoming scarcer, reducing energy consumption is a global demand in all sectors, most notably within global water, oil, and gas sectors. One of the main problems of the pipeline transportation process, where water, oil and gas are flowing, is the high use of energy due to friction substantially correlated to turbulent flow in the pipeline.

Water

Our initial strategic focus is the water utility. We expect the first phase of our technology development is to be able to operate in water pipeline systems or infrastructure that are up to 10km long. The aim of our development is to operate in longer pipeline infrastructure and pipeline systems. The global water utility sector is in a severe status. Water utilities are not covering their operating expenses due to high energy consumption and maintenance costs (including replacing aging infrastructure).

Energy costs can represent 25–30% of total operation costs for water and wastewater utilities and pumping water typically makes up greater than 80% of potable water utility energy use. According to International Energy Agency, electricity consumption in water sector by process, 2014-2040 chart (last updated March 23, 2020), the following graph shows anticipation of approximately 50% increase in the electricity demand of the water sector’s various processes by 2040.

Electricity Consumption in the Water Sector by Process, 2014–2040

The European water utility market serves a population of more than half a billion consumers. Faced with the challenges of aging infrastructure, utility spending in Europe is directed towards rejuvenating infrastructure, building resilient, future-proof systems, and improving operational and energy efficiency.

Americans use more water per person than almost anywhere else in the world — more than triple that of China and 15 times more than Denmark. Domestic water use has been incredibly high in the driest western states. For example, Arizona residents consume 147 gallons a day compared to the 51 gallons in Wisconsin. However, extreme droughts have forced water use to trend downward. The droughts in the western United States began in 2001 and could last for decades as climate change affects weather and water cycles. More than 70 million people (a population covering 40% of the U.S. land area) are affected by this historic drought.

In the latest survey by the American Water Works Association, 54% of the water professionals say their utility’s access to capital is as good as or better than any time in the past five years. Rate increases are their top funding source and the greatest need is for infrastructure upgrades. Only 57% say their utilities are prepared to meet long-term water supply demands.

The top remaining concerns for the water industry include replacing aging infrastructure, obtaining financing for capital improvements, and the availability of long-term water supplies because of drought, climate variability and extreme weather events. To address some of these challenges, President Biden proposed an ambitious infrastructure plan which includes an unprecedented $111 billion to upgrade U.S. water infrastructure. These include: $45 billion to replace all lead pipes and service lines; $56 billion to modernize aging drinking water, storm water, and wastewater systems; $10 billion to monitor and remediate Polyfluoroalkyl Substances (PFAS) chemicals in drinking water and upgrade small rural and household water systems; and $5 billion to store water in rural regions. In May 2022, the Department of the Interior announced an investment of $240.4 million for infrastructure repairs in fiscal year 2022 from President Biden’s Bipartisan Infrastructure Law. The program, facilitated through the Bureau of Reclamation, includes significant repairs on canal linings, dam spillways and water pipeline replacements.

Oil and Gas

After a 4% drop in 2020, natural gas demand is expected to progressively recover in the upcoming years.

The Asia Pacific region accounts for over half of incremental global gas consumption, driven principally by the development of gas in China and India. Despite the current economic headwinds and uncertainty, natural gas still benefits from strong policy support in both countries, with ongoing reforms to increase the role of gas in the energy mix. Future growth in the industry sector, which constitutes the main driver of incremental gas demand in both countries, depends on the pace of economic recovery, both for domestic and export markets for industrial goods.

Global Gas Demand in Initial and Revised Forecasts, 2019–2025

As the oil and gas industry remains highly relevant, the pressure on companies and governments to improve infrastructure and increase efficiency is high. In September 2021, the Oil and Gas Climate Initiative, which aims to accelerate the industry’s response to climate change, announced an updated strategy and related under its members’ control.

To achieve these targets, members must improve efficiencies, electrify processes, and reduce methane and other leakages. These adaptations should, in theory, allow assets to gain financing or continue operating while there is still demand for fossil fuels.

Our Solution

A basic component of our technology is the PWG connected parallel to a pump inlet and outlet. PWG and the pump provide generation of pressure waves and their propagation through the flow along the pipeline.

Our patented PWG will be used as the main tool, for providing energy efficiency of technology of pipeline transportation of flowable media. This technology decreases the hydrodynamic resistance, and as a consequence, decreases pressure in the discharge pipeline, maintaining the same flow rate. This achieves the aims of our technology: improve the energy efficiency of pipeline transportation process and according to the results achieved in the POC the industrial team estimated an increase of the lifespan of pipes by ~ (10-15) % due to the reduction of pressure in the pipe while maintaining the initial value of the flow rate. The PWG can be installed on existing pumping stations as well as new ones. Preliminary experimental data of POC and laboratory research of our technology show that we can expect to save energy in pipeline transportation process, in addition we expect additional reduction in maintenance and pipelines replacement (with the PWG reducing drag in the pipeline it is anticipated that the load on the pump will also be reduced and this should reduce the pump’s and pipe’s wear and maintenance). The PWG can be installed on existing pumping stations as well as new ones. We plan initially to focus on the water sector and will thereafter expand to oil and gas.

Decrease of hydrodynamic resistance is provided by interaction between turbulent flow and pressure wave of very low frequencies, propagating through a flow along the pipeline. The PWG is connected parallel to a pump inlet and outlet and a pump produces the pressure waves as shown in the diagram below.

Measurement devices continuously measure the flow parameters in the inlet and discharge pipeline and transmit to the Control Panel. Our partially-designed program aims to process these parameters, and determine the optimal wave form, amplitude, and frequency of pressure waves, providing maximal decrease of hydrodynamic resistance, for the current value of the flow rate. Results are transmitted to the drive of the PWG. Accordingly, the PWG will provide automatic dynamic control of the generated waves, corresponding to minimal hydrodynamic resistance at any flow rate.

Control Panel PWG
Output
Control System
I N P U T S
PWG
PUMP
P_0
P_i
P_{ot}
P_1
P_2
P^-
P^+
Q
I
V_0
V_1
L
α
β
-ΔP
+ΔP
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20

Experimental results of the POC and laboratory research allow us to assume that the energy efficiency technology proposed by Laminera can be implemented in the field of energy-intensive technologies to reduce the energy consumption of pipeline transportation of water and aqueous solutions, multicomponent liquids, petroleum products, powders, mixtures and others.

We plan and design our technology in order to achieve the following goals: Increase the flow rate, decrease the discharge pressure of the pump, decrease the specific mechanical power of the pump, decrease the specific energy consumption, and decrease the specific speed of the pump impeller.

Technology in Detail

The main components of our technology are the PWG, the control block, measuring instruments, and the program for automatic control of the energy saving mode. Designed in a modular concept, these four components are separate and interconnected components/systems.

The PWG is connected parallel to the pump and can be scaled for the given flow and pipeline parameters. The control block receives signals from the measuring instruments, processes them and transmits them to the control drive of the PWG that is located near the pump. The measuring instruments are devices connected to the control block to measure pressure on the inlet and outlet of the pump, flow rate, speed of the pump impeller, flow temperature, and electrical current. Each device continuously measures a given physical quantity and transmits it to the control block. The PWG size varies between 9.8 — 19.6 inches (depending on pipeline length).

The major advantage of our energy efficiency technology is its continuous automatic dynamic optimization of the interaction between the turbulent flow parameters and parameters of generating pressure waves propagating through the flow along the pipeline. This dynamic optimization minimizes hydrodynamic resistance of the pipeline transporting process.

The phenomena of suppression, restructuration and re-laminarization of turbulence, attenuation of the wall shear stress that takes place in the turbulent flow under the influence of nonsymmetrical pressure waves, leads to decrease of hydrodynamic resistance.

Before:	After:
Weak flow at the perimeter of the pipeline. Turbulent flow at the rest of the pipeline.

Smooth (laminar) flow “increases” the diameter of the pipeline, enabling full flow at the nearly entire diameter of pipeline. Two options are available: same transportation per time unit with reduced energy consumption, or increased transportation per time unit with unchanged energy consumption.

Standards

Since our technology is new to the market, there are no international standards that govern its use. However, we intend to use high grade raw materials to safeguard our product against climate hardships and corrosion and will implement appropriate safety measures. The product does not require any special coating of the pipelines.

Business Model and Marketing Strategy

Our business strategy is based on our expected development program and its outcome. Our initial focus will be integration in pipeline systems that are less than 10 km long. We expect the first phase of our technology and development program to be suitable for monitoring this range of pipelines systems that can be found in: water reservoirs and water infrastructure such as wastewater treatment and water purification plants, sea fish-cages, as well as up to 10km sewerage system and others.

Our business model derives from the unique advantages of the product in potentially saving energy costs for pipeline transportation of water, oil, and gas and significant savings in maintenance and replacement costs of pipelines. We expect that our customer agreements will provide for payment based on an agreed-upon percentage of the energy savings we provide to the customer. We may also sell or license our product to customers at a fixed cost.

We plan to focus on the water market and, later on, the oil and gas markets. Additional markets may follow. We estimate that we will enter the water, oil and gas markets by combining the following business channels:

•        The original equipment manufacturer (OEM) channel: selling the PWG to large national and international companies. We also believe that there is potential to license the product to large international companies for the OEM market. We will initially target pipeline systems that are up to 10 km and later, as our development program advances, we plan to address longer ranges.

•        Direct sales of projects: selling small and medium projects directly to the end user. For example, the market of small and medium size municipal water and wastewater treatment plants is controlled by local companies and by local dealers. This sales channel aligns with our technology development program which will potentially be ready for implementation in infrastructure or pipeline systems up to 10 km. To operate in this type of market, we will engage local dealers who are able to present the product to engineering companies, hold local tradeshows, participate in tenders, sale projects to municipalities, install projects (by subcontractors or by their own technicians), and supply spare parts and service.

•        We forecast sales of replacement units after 15 to 20 years.

Competition

There are several methods for decreasing hydrodynamic resistance of turbulent flows based on the perturbation of the flow. However, to the best of our knowledge, these approaches are not currently operational, and are just theoretical and experimental.

There may be other solutions in the market that can compete against us. Our direct competitors are products which provide a similar outcome, i.e., reducing friction loss in pipelines by suppressing turbulent flow or by other means of operation.

Additionally, we compete indirectly with water services companies in different countries, that offer energy efficiency projects to water utilities. However, these water services companies are also potential customers.

Government Regulation

Pumps and pipelines are designed, built and operated in strict accordance with regulatory requirements that set limits to flow rate and pressure in the suction and discharge pipelines. The process of generating pressure waves/perturbations is not covered by pump regulatory requirements and does not negatively affect the mode of operation of a pumping station and pipeline. Therefore, our product is not currently subject to special government regulation.

Israeli Grant

Between April 2019 and March 2021, we received a grant of NIS 736,378, or the Ministry of Energy Grant, from the Israeli Ministry of Energy, or the Ministry, to support the development of energy efficiency technology based on generation of pressure waves. The work supported by the grant concluded on December 31, 2020.

Under the Ministry of Energy Grant, the Company is obligated to pay the State of Israel a 5% royalty on all revenue from energy efficiency technology based on generation of pressure waves, until the government has recouped the grant amount of NIS 736,378 linked to the Israeli Consumer Price Index from the date of the first revenue generated that is subject to such royalty.

The Ministry of Energy Grant provides the Israeli government with a non-exclusive, non-revocable and non-transferable license to make use of Company technology funded by the grant in connection with “national needs.” No additional consideration is payable by the Israeli government for such use. The determination of what constitutes a “national need” is not defined in the Ministry of Energy Grant but it is expected to be made by certain ministries of the Israeli government.

Pursuant to the Ministry of Energy Grant, we must further the purposes and develop the end-products specified in the grant’s workplan, or the Workplan, in Israel. If we cease to do so for any reason, then for a reasonable period of time following the end of the project funded by the grant, the Israeli government has the right to act in order to further such purposes and develop such products. In connection with such right, we will be obligated to grant the

Israeli government a license (which may be sublicensed), on reasonable commercial terms, to use all of our intellectual property related to furthering such purposes and developing such products, even if such intellectual property was developed independently of the grant.

The Ministry of Energy Grant also provides for a number of limitations on transfer or licenses of Grant IP, including the following:

•        When we license intellectual property developed thereunder to third parties, we must use our best efforts to take into the account the interests of the Israeli public in realizing the purposes of the grant and developing the products specified in the Workplan including the scope of the license and the extent of its exclusivity.

•        We are obligated to ensure that the terms of licenses we provide to third parties obligate such parties to reasonably exploit the intellectual property developed with the grant within a reasonable time and in accordance with a predefined workplan between us and our licensee and (ii) allow us to revoke the license or grant a license to another party if the licensee fails to comply with the foregoing obligation.

•        We may not transfer ownership or registration of intellectual property developed with the grant without advance written approval from the Ministry of Energy. The Ministry of Energy may block the transfer of intellectual property if it believes there is a concern that it will adversely affect the rights of the State of Israel under the grant, including the Ministry of Energy’s ability to recoup its investment following successful completion of the project funded by the grant and the State of Israel and its economy’s ability to benefit from exploiting the achievements of the project.

The Ministry of Energy Grant provides for a number of ongoing reporting obligations, including:

•        Submission of biannual reports on the Company’s revenue from products or intellectual property developed using the Ministry of Energy Grant.

•        Reporting requirements with respect to (i) the development of intellectual property with practical applications that may be protected under applicable intellectual property law, (ii) the registration of new patents and commercial exploitation deriving from such intellectual property, (iii) licenses granted to third parties of know-how, intellectual property and technology developed using the grant.

•        Reports on all financial and scientific matters related to the Company that are relevant to the Ministry of Energy.

EU Grant

Between December 2019 and September 2020, we received the EU Grant, a grant of 50,000 Euros from the European Innovation Council and Small and Medium-sized Enterprises Executive Agency, pursuant to the Horizon 2020 program. The EU Grant was provided to support the development of energy efficiency technology based on generation of pressure waves, and the work supported by the grant concluded on December 31, 2020.

Intellectual Property

Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business. We seek patent protection for our products and technologies in the United States and internationally, and also rely on trade secrets, know-how, and continuing innovation to develop and maintain our competitive position. Our key intellectual property relates to the following areas of applied fluid mechanics:

i.       Decrease of hydrodynamic resistance of turbulent flows during transportation process of flowable media through pipelines: water, oil and oil products, mixtures powders.

ii.      Intensification of filtration liquids process.

We currently own three patents:

1.      U.S. Patent No. 10233952 B1. Method of profiling openings of elements of mechanical system for generating optimal pressure waves in elastic fluids, which expires on August 2, 2038.

2.      U.S. Patent No. 11002299 B1. Pressure wave generator with dynamic reflector of pressure impulse, which expires on May 19, 2040.

3.      Israeli Patent No. 273420. Method of profiling openings of elements of mechanical system for generating optimal pressure waves in elastic fluids, which expires on August 2, 2038.

We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology.

Our success depends, in part, on an intellectual property portfolio that supports future revenue streams and erects barriers to our competitors. We are maintaining and building our patent portfolio through filing new patent applications, prosecuting existing applications, and licensing and acquiring new patents and patent applications.

Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated. Intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive one. For more information, see “Risk Factors — Risks Related to our Intellectual Property.”

Property and Facilities

Our corporate headquarters, which include our offices and research and development facility, is located at Hamelacha 31, Natanya, Israel, where we currently occupy approximately 860 square feet. We leased our facilities on monthly basis until the end of May 2022. We have extended the lease for an additional one-year term. Our monthly rent payment is NIS 10,000 (approximately $3,000).

Our current space may not be sufficient to meet our anticipated needs for the foreseeable future and following this offering we may need to move to a space that will be suitable for conducting our business.

Employees

As of the date of this prospectus, we have three senior management positions, who are currently engaged on a part-time basis. In addition to our senior management, we have two independent contractors in full or part-time capacities. The majority of our senior management and independent contractors are located in Israel. We currently have no additional employees.

None of our senior managers, service providers and contractors are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all senior management and independent contractors. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include undertakings with respect to non-competition and assignment of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is subject to Israeli law.

Legal Proceedings

We are not currently party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of            , 2022:

Name	Age	Position
Yair Volovitz	44	Chief Executive Officer, Director
Yuval Tovias	61	Chief Financial Officer
Shoshana Eizenberg Hertz(1)	60	Director
Dr. Aharon Mor	74	Director
Amitay Weiss(1)	60	Director

____________

(1)      Independent director (as defined under Nasdaq Stock Market Listing Rules).

Yair Volovitz, Chief Executive Officer, Director

Yair Volovitz, 44, serves as our Chief Executive Officer and director since January 2022. Mr. Volovitz brings more than a decade of global experience in the energy, water, agriculture, and construction industries. Since December 2013, Mr. Volovitz has served as a business consultant, where he consulted to numerous deep tech, high tech and innovation focused companies, and government agencies, including the Israeli Ministry of Economy and the Export and International Cooperation Institute of Israel. Prior to that, in 2012, Mr. Volovitz served as Business Development Manager and Marketing Manager at Kaiima Bio-Agritech Ltd., a biotech company. Prior to that, between 2012 and 2014, Mr. Volovitz served as Product Manager and Marketing Manager at NaanDanJain, a leading global irrigation company. Prior to that, between 2008 and 2011, Mr. Volovitz served as Business Development and Product Manager at Machteshim Agan, a global manufacturer of generic crop protection products. Mr. Volovitz holds a Bachelor of Science degree in agriculture, a Master of Science degree in agriculture, both from the Hebrew University of Jerusalem, and a Master’s degree in Business Administration from the Open University Israel.

Yuval Tovias, Chief Financial Officer

Yuval Tovias, 61, serves as our Chief Financial Officer since December 2021. Mr. Tovias brings more than three decades of global experience in finance across industries. Prior to joining us, between November 2014 and June 2020, Mr. Tovias served as Chief Financial Officer at TechFinancials, Inc., a software FinTech company (traded on AIM London stock exchange until February 2020), providing online trading and development platforms for blockchain technologies. Prior to that, between 2012 and 2014, Mr. Tovias served as chief financial officer at PerfAction Ltd., a medical devices company. Prior to that, between 2009 and 2011, Mr. Tovias served as chief financial officer at Scodix Ltd., a leading digital equipment company. Between 1999 and 2002 Mr. Tovias was on relocation to the US where he served as Chief Financial Officer at ProActivity, Inc. a software company located in Boston, MA. Mr. Tovias holds a Master’s degree in Business Administration from Tel Aviv University and a Bachelor’s degree in economics and marketing from Haifa University.

Shoshana Eizenberg Hertz, Director

Shoshana Eizenberg Hertz, 60, has served as a board member of our company since April 2022. Ms. Eizenberg Hertz holds multiple executive positions. Ms. Eizenberg Hertz has served as a senior flight coordinator at Ben Gurion Airport, Ministry of Health. Since 2014 Ms. Eizenberg Hertz has served as Head of Suicide Prevention Unit, Ministry of Health. Since 2019 Ms. Eizenberg Hertz has served as an external director at Algomizer (TASE: ALMO), an internet technology company specializing in the online marketing field. Ms. Eizenberg Hertz holds a Bachelor degree in law from Ono Academic College and a Bachelor degree in Bible studies and Jewish philosophy from Michlalah Jerusalem College.

Dr. Aharon Mor, Director

Dr. Aharon Mor, 74, has served as a board member of our company since December 2021, and has served as Co-Chief Executive Officer since he co-founded our company in 2017 until December 2021. Dr. Mor brings more than three decades of diverse experience in public economics, foreign investments, investor relations, and operations.

Prior to founding Laminera, Dr. Mor held numerous executive and directorship positions. Between 2016 and 2022, Dr. Mor served as member of the board of directors at Ofek Eshkolot Ltd. and ORT Braude Academic College of Engineering. Between 2008 and 2014, Dr. Mor served as senior director of the Department for Restitution of Jewish Rights and Property, Ministry for Senior Citizens. Between 2005 and 2008, Dr. Mor served as director at the International Division, Ministry of Finance. Between 2003 and 2005, Dr. Mor served as senior adviser on restitution of Jewish rights and property at the Prime Minister’s Office. Between 2002 and 2003, Dr. Mor served as director at the International Division, Ministry of Finance. Dr. Mor holds a Doctor of Philosophy degree in history from Tel Aviv University, a Master’s degree in public administration and public policy, and a Bachelor’s degree in economics, both from the Hebrew University of Jerusalem.

Amitay Weiss, Director

Amitay Weiss, 60, has served as a board member of our company since April 2022. Mr. Weiss has a vast experience serving on boards of directors and other senior positions. He has served as chairman of the board of directors of Save Foods Inc. (Nasdaq: SVFD) since August 2020, chairman of the board of directors of Infimer Ltd. (TASE: INFR-M) since July 2021 and chairman of the board of directors of Upsellon Brands Holdings Ltd. (previously Chiron Ltd.) (TASE: UPSL) since June 2019. He has also served as a member of the board of directors of Automax Motors Ltd. (TASE: AMX) since March 2021, Gix Internet Ltd. (previously Algomizer Ltd.) (TASE: GIX) since March 2019, Clearmind Medicine Inc. (previously Cyntar Ventures Inc.) (CSE: CMND) since August 2019, Perihelion Capital Ltd (PCL.P: CVE) since June 2021, as an external director of Cofix Group Ltd. (TASE: CFCS) since August 2015, and as a member of the board of directors and chief executive officer of SciSparc Ltd. (previously Therapix Biosciences Ltd.) (OTC: SPRCY) since August 2020. Mr. Weiss previously served as chairman of the board of directors of Value Capital One Ltd. (previously P.L.T Financial Services Ltd.) (TASE: VALU) from April 2016 to February 2021, Matomy Media Group Ltd. (LSE: MTMY, TASE: MTMY.TA) from May 2020 to March 2021. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company and now serves as its chief executive officer. Mr. Weiss holds a B.A in economics from New England College, and an M.B.A. and LL.B. from Ono Academic College, Israel.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Related Party Transactions” for additional information.

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.11 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of 3 persons as of December 31, 2021.	$27,194	$—	$—

As of December 31, 2021, we had not granted any options to purchase Ordinary Shares to our directors and executive officers.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to the Companies Law, we will be required, after we become a public company, to disclose the annual compensation of our five most highly compensated officers on an individual basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. We intend to commence providing such disclosure, at the latest, in the annual proxy statement for our first annual meeting of shareholders following the closing of this offering, which will be filed under cover of a report on Form 6-K.

Employment Agreements with Executive Officers

We have entered into written employment or service agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we entered into indemnification agreements with each executive officer and director pursuant to which we will indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers’ insurance.

For a description of the terms of our options and option plans, see “Management —2022 Global Share Option Plan” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with us.

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law, relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor.

As a foreign private issuer whose shares will be listed on The Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of The Nasdaq Capital Market. We are permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. Pursuant to this “home country practice exemption” with respect to the following:

•        we intend to follow the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to our amended and restated articles of association to be effective immediately prior to the closing of this offering, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of its shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq corporate governance rules;

•        we intend to adopt and approve material changes to equity incentive plans in accordance with the Companies Law which does not impose a requirement of shareholder approval for such actions. In addition, we intend to follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees, or consultants;

•        we also intend to follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule requiring shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company); and

•        as permitted by the Companies Law, our board of directors selects director nominees, and we do not have a written charter or board resolution addressing the nominations process. Directors are not selected, or recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors as required by the Nasdaq corporate governance rule.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other corporate governance rules.

Board of Directors

Under the Companies Law and our amended and restated articles of association to be effective immediately prior to the closing of this offering, our business and affairs will be managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our chief executive officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors, subject to the agreed upon employment terms approved by our shareholders. All other executive officers are appointed by the chief executive officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or service agreements that we may enter into with them. Under our amended and restated articles of association to be effective immediately prior to the closing of this offering, the number of directors on our board of directors will be no less than            and no more than            directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2022 and after, each year the term of office of only one class of directors will expire. Our directors will be divided among the three classes as follows:

•        the Class I director will be            , and his/her term will expire at our annual general meeting of shareholders to be held in            ;

•        the Class II director will be            , and his/her term will expire at our annual meeting of shareholders to be held in            ; and

•        the Class III directors will be            and            , and their term will expire at our annual meeting of shareholders to be held in            .

Our directors will be appointed by a simple majority vote of holders of our Ordinary Shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Under our amended and restated articles of association to be effective immediately prior to the closing of this offering, the approval of the holders of at least 66 2/3% of the total voting power of our shareholders is generally required to remove any of our directors from office and any amendment to this provision shall require the approval of at least 66 2/3% of the total voting power of our shareholders. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office.

A director so appointed will hold office until the next annual general meeting of our shareholders for the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association to be effective immediately prior to the closing of this offering, until the next annual general meeting of our shareholders for the class of directors to which such director has been assigned by our board of directors.

Chairman of the Board of Directors

Our amended and restated articles of association to be effective immediately prior to the closing of this offering provide that the chairman of the board of directors is appointed by the members of the board of directors and serves as chairman of the board of directors throughout his or her term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, in a public company, the chief executive officer (or any relative of the chief executive officer) may not serve as the chairman of the board of directors, and the chairman (or any relative of the chair) may not be vested with authorities of the chief executive officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•        at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed 2% of the aggregate voting rights in the company.

The shareholders’ approval can be provided for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairman of the board of directors may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a subsidiary.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are generally required to appoint at least two external directors.

Pursuant to the regulations promulgated under the Companies Law, companies whose shares are traded on specified U.S. stock exchanges, including Nasdaq, which do not have a controlling shareholder (as such term is defined in the Companies Law) and which comply with the independent director requirements and the audit committee and compensation committee composition requirements of U.S. law and the U.S. stock exchange applicable to domestic issuers, may, subject to certain conditions, elect to opt out of the requirement to maintain external directors and opt out of the composition requirements under the Companies Law with respect to the audit and compensation committees.

We have determined that the Company satisfies the requirements of these regulations, and accordingly we have elected to opt out from the Companies Law requirement to maintain external directors and related provisions concerning the composition of the audit committee and compensation committee of our board of directors.

Committees of the Board of Directors

Our board of directors has established the following standing committees.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors. The audit committee may not include the (i) chairman of the board of directors; (ii) a controlling shareholder of the company; (iii) a relative of a controlling shareholder; (iv) a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or (v) a director who derives most of his or her income from a controlling shareholder. In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

•        he or she meets the qualifications for being appointed as an external director, except for the requirement (i) that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed for trading outside of Israel) and (ii) for accounting and financial expertise or professional qualifications; and

•        he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in his or her service as a director shall not be deemed to interrupt the continuity of the service.

Each member of our audit committee (each, as identified in the second paragraph under “— Listing Requirements” below) is an unaffiliated director under the Companies Law, thereby fulfilling the foregoing Israeli law requirement for the composition of the audit committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Following the listing of our Ordinary Shares and Warrants on Nasdaq, our audit committee will consist of            ,            and            .            will serve as the chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that Mr.            is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board of directors and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which is consistent with the Companies Law, the SEC rules and the corporate governance rules of Nasdaq and includes:

•        retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, to ratification by the shareholders;

•        pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•        overseeing the independence, compensation and performance of the company’s independent auditors;

•        reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•        recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

•        identifying irregularities in our business administration by, among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•        reviewing policies and procedures with respect to transactions between the company and officers and directors (other than transactions related to the compensation or terms of service of the officers and directors), or affiliates of officers or directors, or transactions that are not in the ordinary course of the company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•        establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Additionally, under the Companies Law, the role of the audit committee includes the identification of irregularities in our business management, among other things, by consulting with the internal auditor or our independent auditors and suggesting an appropriate course of action to the board of directors. In addition, the audit committee or the board of directors, as set forth in the articles of association of the company, is required to approve the yearly or periodic work plan proposed by the internal auditor. The audit committee is required to assess the company’s internal audit system and the performance of its internal auditor. The Companies Law also requires that the audit committee assess the scope of the work and compensation of the company’s external auditor. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and whether certain transactions with a controlling shareholder will be subject to a competitive procedure.

The audit committee charter will state that in fulfilling its role the committee is empowered to conduct or authorize investigations into any matters within its scope of responsibilities.

Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee generally (subject to certain exceptions that do not apply to the Company) must be comprised of at least three directors. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee. Each member of our compensation committee (each, as identified in the second paragraph under “— Listing Requirements” below) fulfils the foregoing Israeli law requirements related to the composition of the compensation committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors.

Following the listing of our Ordinary Shares on Nasdaq, our compensation committee will consist of            ,            , and            .            will serve as chairman of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

•        making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•        reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;

•        resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•        exempting, under certain circumstances, transactions with our chief executive officer from the approval of our shareholders.

Our board of directors adopted a compensation committee charter setting forth the responsibilities of the committee, which is consistent with the corporate governance rules of Nasdaq and includes among others:

•        recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•        reviewing and approving the granting of options and other incentive awards to our chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•        approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•        administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Compensation Policy Under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by its board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the Ordinary Shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

•        such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed 2% of the aggregate voting rights in the company.

In the event that the shareholders fail to approve the compensation policy in a duly convened meeting, the board of directors may nevertheless override that decision, provided that the compensation committee and then the board of directors decide, on the basis of detailed reasons and after further review of the compensation policy, that approval of the compensation policy is for the benefit of the company despite the failure of the shareholders to approve the policy.

If a company that adopts a compensation policy in advance of its initial public offering describes the policy in its prospectus for such offering, then that compensation policy shall be deemed validly adopted in accordance with the Companies Law and will remain in effect for term of five years from the date such company becomes a public company. Our compensation policy, which will become effective immediately prior to the closing of our initial public offering, will be in force for an initial period of five years.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors as set forth in the Companies Law, including advancement of the company’s objectives, business plan and long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•        the education, skills, experience, expertise and accomplishments of the relevant office holder;

•        the office holder’s position, responsibilities and prior compensation agreements with him or her;

•        the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

•        if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•        if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•        with regard to variable components of compensation:

•        with the exception of office holders who report directly to the chief executive officer, provisions determining the variable components on the basis of long-term performance and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder’s contribution to the company; and

•        the ratio between variable and fixed components, as well as the limit on the values of variable components at the time of their grant.

•        a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•        minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•        a limit on retirement grants.

Our compensation policy, which will become effective immediately prior to the closing of this offering, will be designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy will include measures designed to reduce executive officers’ incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The compensation policy will provide that compensation will be determined based on our executive officers’ respective positions, education, scope of responsibilities and contributions, and that we will consider the ratio between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses will be limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 90% of each executive officer’s total compensation package with respect to any given calendar year.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the chief executive officer. Performance objectives may be recommended by our chief executive officer and will be approved by the compensation committee (and, if required by law, by our board of directors). We may also grant annual cash bonuses to our executive officers on a discretionary basis.

The performance objectives and targets of our chief executive officer will be determined by our compensation committee and board of directors. Up to 30% of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of his overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation for our executive officers under the compensation policy will be designed in a manner consistent with the underlying objectives for determining the base salary and the annual cash bonus. Primary objectives will include enhancing the alignment between the executive officers’ interests and our long-term interests and those of our shareholders and strengthening the retention and the motivation of executive officers in the long term. Equity-based compensation may be granted in the form of options or other equity-based awards, such as restricted shares and restricted share units, in accordance with a share incentive plan. All equity-based incentive awards granted to executive officers will be subject to vesting periods in order to promote long-term retention of the grantee. Equity-based compensation will be granted from time to time and be awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, the compensation policy will contain compensation recovery provisions that will apply in the event of an accounting restatement enables our chief executive officer to approve immaterial changes in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations as set forth therein.

The compensation policy will also provide for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded on Stock Exchanges Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in the compensation policy.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of the date of this prospectus, we have not yet appointed an internal auditor.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•        information on the appropriateness of a given action submitted for his or her approval or performed by virtue of his or her position; and

•        all other important information pertaining to these actions.

The duty of loyalty includes a duty to:

•        refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

•        refrain from any activity that is competitive with the business of the company;

•        refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

•        disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, neither the act nor its approval harms the company and the office holder discloses his, her or its personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate organs of the company required to provide such approval and the methods of obtaining such approval.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have, and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any transaction that is adverse to the company’s interests may not be approved by the board of directors.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Pursuant to the Companies Law, compensation arrangements including insurance, indemnification or exculpation arrangements with office holders generally require compensation committee approval and subsequent approval by the board of directors. Compensation arrangements need to comply with the compensation policy of the company. In special circumstances, the compensation committee and the board of directors may approve compensation arrangements that do not comply with the compensation policy of the company, subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed two percent of the company’s aggregate voting rights, or the Special Majority Vote for Compensation. In the event that the Special Majority Vote for Compensation is not obtained, the compensation committee and the board of directors may, subject to certain requirements stipulated in the Companies Law, reconsider the compensation arrangement and approve it, after a detailed review.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for these purposes.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “— Compensation of Directors and Executive Officers.”

Compensation of Directors and Executive Officers

Directors.    Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our compensation policy, then, the compensation committee and board of directors may approve such compensation under special circumstances, as long as they consider those provisions that must be included in the compensation policy according to the Companies Law, and provided that shareholder approval is obtained, which approval should satisfy one of the following:

•        at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•        the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Executive Officers (other than the Chief Executive Officer).    The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors and (iii) if such compensation arrangement is inconsistent with the company’s compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief Executive Officer.    The Companies Law requires the approval of the compensation of a public company’s chief executive officer in the following order: (i) the company’s compensation committee, (ii) the company’s board of directors and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•        an amendment to the company’s amended and restated articles of association;

•        an increase of the company’s authorized share capital;

•        a merger; or

•        interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders. Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder as such term is used under the Companies Law, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association, which will become effective immediately prior to the closing of this offering, include such a provision. A company may not exculpate in advance a director from liability arising from a breach of his or her duty of care in connection with a prohibited dividend or distribution to shareholders.

As permitted under the Companies Law, our amended and restated articles of association provide that we may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event:

•        a monetary liability incurred by or imposed on the office holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•        reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the office holder as a result of an investigation or proceeding filed against the office holder by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding was either (i) concluded without the filing of an indictment against such office holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding, (ii) concluded without the filing of an indictment against the office holder but with the imposition of a monetary obligation on the office holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent or (iii) in connection with a monetary sanction;

•        reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on the office holder by a court (i) in a proceeding instituted against him or her by the company, on its behalf, or by a third party, (ii) in connection with criminal indictment of which the office holder was acquitted or (iii) in a criminal indictment for which the office holder was convicted of an offense that does not require proof of criminal intent;

•        expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and

•        any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder in the company.

As permitted under the Companies Law, our amended and restated articles of association provide that we may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder:

•        a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•        a breach of duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

•        a monetary liability imposed on the office holder in favor of a third party;

•        expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under the Israeli securities laws if applicable, and payments made to injured persons under specific circumstances thereunder; and

•        any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the company.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•        a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•        an act or omission committed with intent to derive illegal personal benefit; or

•        a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which controlling shareholders have a personal interest, also by the shareholders.

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of this prospectus, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

We intend to enter into agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, including, with respect to liabilities resulting from this offering, to the extent that these liabilities are not covered by insurance. This indemnification is limited, with respect to any monetary liability imposed in favor of a third party, to events determined as foreseeable by the board of directors based on our activities. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is the greater of (i) an amount equal to 25% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made, and (ii) $25 million. Such indemnification amounts are in addition to any insurance amounts. These indemnification agreements will supersede all previous letters of indemnification that we have provided to him or her in the past, if any. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Employment and Consulting Agreements with Executive Officers and Consultants

We have entered into written employment or service agreements, or our shareholders have approved the terms of agreed upon terms of employment or service agreements, with each of our executive officers. See “Related Party Transactions — Employment, Service and Advisory Board Agreements.”

2022 Global Share Option Plan

The 2022 Global Share Option Plan, or the Plan, was adopted by our board of directors on March 22, 2022. The Plan provides for the grant of options, restricted share units and shares, or Awards, to our employees, officers, directors, advisors and consultants in order to promote a close identity of interests between those individuals and us.

Shares Available for Grant.    The total number of shares reserved for issuance under the Plan is equal to 15% of our share capital on a fully diluted basis, which is currently equal to 12,738 Ordinary Shares. As of the date of this prospectus we have granted options to purchase            Ordinary Shares. Ordinary Shares subject to Awards granted under the Plan that expire or forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the Plan.

Administration.    Our board of directors, or a duly authorized committee of our board of directors, administers the Plan. Under the Plan, the administrator has the authority, subject to applicable law, to determine (i) eligible participants, (ii) the number of options, shares, restricted share units or other equity based awards to be covered by each Award, (iii) the time or times at which an Award shall be granted, (iv) the vesting schedule and other terms and conditions applying to Awards, including acceleration, early exercise or deferment provisions, (v) the forms of written agreements applying to Awards, and (vi) any other matter which is necessary or desirable for, or incidental to, the administration of the Plan and the granting of Awards.

Eligibility.    The Plan provides for granting Awards in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, or, for Awards granted to our consultants, advisors, service providers or controlling shareholders, under Section 3(i) of the Ordinance. Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or Awards. Our non-employee service providers and controlling shareholders may only be granted Awards under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of Awards or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of Awards or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

Grant.    All Awards granted pursuant to the Plan will be evidenced by a grant letter. The grant letter will set forth the terms and conditions of the Award, including the tax provision under which the Award is granted, the tax track that the we have elected according to the Plan (if applicable), the exercise price for options, the number of Awards granted to the participant, the date of grant and the vesting schedule. Each option will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

Option Exercise.    An option under the Plan may be exercised by providing us with an exercise notice in a form prescribed by the administrator, including the identity of the participant, the number of options to be exercised and the exercise price to be paid and full payment of the exercise price for such shares underlying the option, in such manner as determined by the administrator. An option may not be exercised for fractional shares.

Transferability.    Awards may not be subjected to any sale, assignment, conveyance, pledge, hypothecation, mortgage, seizure, grant of collateral or any security interest or gift, or any other encumberment, disposition or transfer, except by will or the laws of descent.

Termination of Employment.    In the event of termination of a participant’s employment or service with the us or any of our affiliates and except as described below, all vested and exercisable options held by such as of the date of termination may be exercised within three months after such date of termination, unless otherwise provided by the administrator. All other options held by such participant will expire upon the date of termination of employment.

In the event of termination of a participant’s employment or service with us or any of our affiliates for cause, all unexercised options held by such participant, whether vested or not on the date of termination will expire on the date of such termination and any unvested options Shares shall terminate and expire on the day the Participant’s effective date of termination.

In the event of termination of a participant’s employment or service with us or any of our affiliates due to such participant’s death, all vested options held by such participant as of the date of termination may be exercised by the participant’s estate, personal representative or beneficiaries at any time but not later than the earlier of: (i) the twelve-month anniversary of the participant’s death or (ii) the end of the term of the options. All options which are unvested as of the date of termination shall expire.

In the event of termination of a participant’s employment or service with us or any of our affiliates by reason of disability, all options held by such participant as of the date of termination may be exercised at any time but not later than the earlier of: (i) the three-month anniversary of the participant’s disability or (ii) the end of the term of the options. All options which are unvested as of the date of termination shall expire.

The foregoing provisions summarized in this “Termination of Employment” section shall apply only in the absence of a provision specifying otherwise in the relevant award agreement or unless otherwise resolved by the administrator.

Transactions.    In the event of a share split, reverse share split, distribution of bonus shares, rights issue, cash or share dividend, combination or reclassification of the shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by us (but not including the conversion of any of our convertible securities), the administrator in its sole discretion shall make a proportionate adjustment to the number of shares covered by each outstanding award, and the number of shares which have been authorized for issuance under the Plan but as to which no awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an award, as well as the price per share covered by each outstanding award. Except as expressly provided therein, no issuance by us of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to an award.

In the event of (i) a merger or consolidation of us with or into another corporation resulting in such other corporation being the surviving entity or the direct or indirect parent of us or resulting in us being the surviving entity and there is a change in the ownership of our shares of, such that another person or entity owns fifty percent (50%) or more of the outstanding voting power of our securities by virtue of the transaction; or (ii) an acquisition of all or substantially all of our by any person (including an existing non-majority shareholder or its affiliate of shares not held by any affiliate of such shareholder); or (iii) the sale and/or transfer (including by way of an exclusive license) of all or substantially all of our assets; or (iv) such other transaction with a similar effect, as shall be determined by the administrator, the outstanding (including the unexercised, vested, unvested or restricted) portion of each outstanding Award shall be assumed or substituted with an equivalent Award or the right to receive consideration by the acquiring or successor corporation or an affiliate thereof, as shall be determined by such entity and/or the administrator, subject to the terms of the Plan.

In the event that the successor corporation or any affiliate thereof does not provide for such an assumption, and/or substitution of outstanding Awards and/or the provision of consideration for outstanding Awards, then unless determined otherwise with respect to a specific outstanding Award, the administrator shall have sole and absolute discretion to determine the effect of the Transaction on the portion of Awards outstanding immediately prior to the effective time of the Transaction, which may include any one or more of the following, whether in a manner equitable or not among individual participants or groups of participants: (i) all or a portion of the outstanding Awards shall become exercisable in full prior to the date of consummation of the Transaction, or on another date and/or dates or at an event and/or events as the administrator shall determine at its sole and absolute discretion; and/or (ii) that all or a portion or certain categories of the outstanding Awards shall be cancelled upon the actual consummation of the Transaction, and instead the holders thereof will receive consideration, or no consideration, in the amount and under the terms determined by the administrator at it sole and absolute discretion; and/or (iii) with respect to option awards, make a payment, in such form as may be determined by the administrator in respect of each vested share underlying the Award equal to the excess, if any, of (A) the per share amount payable to holders of Shares in connection with the Transaction, over (B) the per share exercise price payable by such holder in connection with such exercise.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of May 8, 2022 by:

•        each person or entity known by us to own beneficially 5% or more of our outstanding Ordinary Shares;

•        each of our directors and executive officers individually; and

•        all of our directors and executive officers as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem Ordinary Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of May 8, 2022, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on 71,334 Ordinary Shares issued and outstanding as of May 8, 2022. The number of Ordinary Shares deemed issued and outstanding after this offering is based on            Ordinary Shares as part of the Units, which includes the Ordinary Shares offered hereby but assumes no exercise of the underwriter’s over-allotment option.

As of May 8, 2022, and based on their reported registered office, three of our shareholders were U.S. persons, holding approximately 14.68% of our outstanding Ordinary Shares immediately prior to this offering. We have also set forth below information known to us regarding any significant change in the percentage ownership of our Ordinary Shares by any major shareholders during the past three years. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

Following the closing of this offering, all of our shareholders, including the shareholders listed below, will have the same voting rights attached to their Ordinary Shares, and neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their Ordinary Shares. See “Description of Share Capital — Voting Rights.” A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Laminera Flow Optimization Ltd. 31 Hamelacha St., Netanya, 4250566 Israel.

	Ordinary Shares beneficially owned	Percentage of Ordinary Shares beneficially owned
Name of beneficial owner		Before offering	After offering
Holders of more than 5% of our voting securities
Rena Citrin	11,040	15.48%	%
Dr. Aharon Mor(**)	10,778	15.11%	%
Dr. Ion Marta	8,527	11.95%	%
Tamrid Ltd.(1).	4,788	6.71%	%
Medigus Ltd.	13,383	18.76%	%
L.I.A. Pure Capital Ltd.(2)	4,280	6.00%	%
Dror Azmon	4,232	5.93%	%
Directors and executive officers who are not 5% holders
Yair Volovitz	367	*	*
Amitay Weiss	367	*	*
Shoshana Eizenberg Hertz	—	—	—
All directors and executive officers as a group (4 persons)	11,512	16.14%	%

____________

*        Indicates beneficial ownership of less than 1% of the total Ordinary Shares outstanding.

**      Indicates director of the Company.

(1)    Dana Cohen, Tamar Cohen, Avner Cohen and Yarden Cohen are the owners of Tamrid Ltd. and have the voting and dispositive power over the shares held by Tamrid Ltd. The address of the foregoing entity and individuals is 2 Yechezkel Koyfman St., Tel Aviv, Israel.

(2)    Kfir Zilberman is the owner of L.I.A Pure Capital Ltd. and has the voting and dispositive power over the shares held by L.I.A Pure Capital Ltd. The address of the foregoing entity and individual is 20 Raul Wallenberg St., Tel Aviv, Israel.

RELATED PARTY TRANSACTIONS

Employment, Service and Advisory Board Agreements

We have entered into written employment or service agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. Members of our senior management are eligible for special compensation each year related to the assignment of inventions and non-competition.

We have also entered into Advisory Board Agreements with certain persons who serve on our board of directors regarding their roles in advising and furthering the interests of our company in an advisory role and not as employees. These agreements include provisions for a monthly fee to be paid in consideration for their role. We have also signed Indemnification Agreements with our directors and officers to indemnify them for certain liabilities incurred in connection with their service to the Company.

Options

We have granted certain options to purchase our Ordinary Shares to our officers and directors. We describe our option plans under “Management —2022 Global Share Option Plan.” The Ordinary Shares are subject to transfer restrictions and ‘lock up’ provisions upon the occurrence of certain conditions.

Founders Agreement

Our shareholders and initial founders, one of whom currently serves as a director of our company, Aharon Mor, and Ion Marta and Boris Citrin entered into a founders agreement, or the Founders Agreement, dated November 10, 2017. The parties agreed that the shares shall be subject to repurchase right by other founders. Upon the termination or resignation of one of the initial founders, the other founders that engage with us at such point will have the right to repurchase the shares for no consideration within 30 days from the termination or resignation of another initial founder. The parties also agreed to restrict the transfer of each of the initial founders’ shares (i) to any beneficiary designation or by will or intestate succession of the founder; or (ii) to the members of the founder’s immediate family or to a trust established by the founder for the benefit of the Founder, children or grandchildren; or (iii) transfer to a charitable or non-profit organization or (iv) transfer to any entity which is wholly owned and controlled by the Founder, or (v) any transfer, without consideration by a Founder to the Company or any other person or entity pursuant to the Share Restriction Agreement. In addition, such transferee must abide by the provisions of the Founders Agreement. Boris Citrin passed away in 2021 and his legal successor Rena Citrin assumed his shares. Dr. Aharon Mor terminated his position as a founder in 2021 and continues to serve on the board of directors. The Founders Agreement was terminated in March 2022.

Shareholders Loans

In 2020, two of our Founders, Boris Citrin and Aharon Mor, advanced to the company amounts to assist with operating expenses in the amount of $60,610 and $10,886, respectively. These amounts were provided under no specific terms at the time. Boris Citrin died before these amounts could be repaid. The balances due to Aharon Mor and Boris Citrin were converted into Ordinary Shares of the Company on December 22, 2021, along with other balances relating to unpaid salaries owed to Boris Citrin, Ion Marta and Rena Citrin (Boris Citrin’s successor).

DESCRIPTION OF SHARE CAPITAL

The following descriptions of our share capital and provisions of our amended and restated articles of association which will be effective upon the closing of this offering are summaries and do not purport to be complete. A form of our amended and restated articles of association will be filed with the SEC as an exhibit to our registration statement, of which this prospectus forms a part. The description of the Ordinary Shares reflects changes to our capital structure that will occur upon the closing of this offering.

General

As of May 8, 2022, our authorized share capital consisted of 1,000,000 Ordinary Shares, par value NIS 0.01 per share, of which 67,933 Ordinary Shares were issued and outstanding.

Since January 2019, we have issued the following Ordinary Shares: 37,327.

All of our outstanding Ordinary Shares are validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and do not have any preemptive rights.

All Ordinary Shares have identical voting and other rights in all respects.

Registration Number and Purpose

Our registration number with the Israeli Registrar of Companies, or IRC, is 51-5671428. Our purpose as set forth in our amended and restated articles of association is to engage in any lawful activity.

Voting Rights and Conversion

All Ordinary Shares will have identical voting and other rights in all respects. None of our major shareholders have different voting rights than our other shareholders.

Our fully paid Ordinary Shares are issued in registered form and may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our Ordinary Shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Liability to Further Capital Calls

Our board of directors may make, from time to time, such calls as it may deem fit upon shareholders with respect to any sum unpaid with respect to shares held by such shareholders, which is not payable at a fixed time. Such shareholder shall pay the amount of every call so made upon him. Unless otherwise stipulated by the board of directors, each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares with respect to which such call was made. A shareholder shall not be entitled to his rights as shareholder, including the right to dividends, unless such shareholder has fully paid all the notices of call delivered to him, or which according to our amended and restated articles of association are deemed to have been delivered to him, together with interest, linkage and expenses, if any, unless otherwise determined by the board of directors.

Business Combinations

Under our amended and restated articles of association, which will become effective immediately prior to the closing of this offering, we may not engage in any “business combinations” with any “interested shareholder” for a three-year period following the time that such shareholder became an interested shareholder, unless:

•        prior to the time that such shareholder became an interested shareholder, our board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•        upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, excluding for purposes of determining our voting shares outstanding (but not the outstanding voting shares owned by the interested shareholder) those shares owned by persons who are directors and also officers; or

•        at the time that such shareholder became an interested shareholder, or subsequent to such time, the business combination is approved by our board of directors and authorized at a general meeting of shareholders by the affirmative vote of at least 66 2/3% of our voting shares outstanding that are not owned by the interested shareholder.

Generally, a “business combination” includes any merger, consolidation, sale or other transaction resulting in a financial benefit to the interested shareholder. Subject to certain exceptions, an “interested shareholder” is any person (other than us and any of our direct or indirect majority-owned subsidiaries) who, together with such person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting shares.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the shareholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Election of Directors

Our Ordinary Shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect our directors.

Under our amended and restated articles of association, which will become effective immediately prior to the closing of this offering, the number of directors on our board of directors must be no less than three and no more than nine, including any external directors required to be appointed under the Companies Law. The minimum and maximum number of directors may be changed, at any time and from time to time, by a special vote of the holders of at least 66% of our outstanding shares.

Other than external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote. In addition, under our amended and restated articles of association, our board of directors may elect new directors to fill vacancies (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the maximum required in our amended and restated articles of association), provided that the total number of directors shall not, at any time, exceed nine directors and provided that our board of directors may not elect external directors. Our amended and restated articles of association provide that the term of a director appointed by our board of directors to fill any vacancy will be for the remaining term of office of the director(s) whose office(s) have been vacated. Furthermore, under our amended and restated articles of association, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of 1/3 of the total number of directors constituting the entire board of directors. For a more detailed description on the composition of our board of election procedures of our directors, see “Management — Board of Directors.”

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our Ordinary Shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association to be effective immediately prior to the closing of this offering do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our Ordinary Shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our Ordinary Shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of certain countries that are, or have been, in a state of war with Israel at such time.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our amended and restated articles of association as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, such as nominating a director candidate, provided that it is appropriate to discuss such a matter at the general meeting. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding, among other things, the following matters must be passed at a general meeting of our shareholders:

•        amendments to our amended and restated articles of association;

•        appointment or termination of our auditors;

•        election of directors;

•        approval of certain related party transactions;

•        increases or reductions of our authorized share capital;

•        a merger; and

•        the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Under our amended and restated articles of association, we are not required to give notice to our registered shareholders pursuant to the Companies Law, unless otherwise required by law. The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting. Under the Companies Law, shareholders of a public company are not permitted to take action by written consent in lieu of a meeting.

Voting Rights

Quorum Requirements

Pursuant to our amended and restated articles of association, holders of our Ordinary Shares have one vote for each Ordinary Share held on all matters submitted to a vote before the shareholders at a general meeting. Under our amended and restated articles of association, the quorum required for general meetings of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding 25% or more of our voting rights. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our board of directors if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association.

Our amended and restated articles of association provide that all resolutions of our board of directors require a simple majority vote of the directors present and voting at such meeting, unless otherwise required by the Companies Law or by our amended and restated articles of association. Pursuant to our amended and restated articles of association, in the event the vote is tied, the chairman of the board of directors will have a casting vote.

Pursuant to our amended and restated articles of association, an amendment to our articles of association regarding any change of the composition or election procedures of our directors will require a special majority vote (66⅔%). In addition, any change to the rights and privileges of the holders of any class of our shares requires a simple majority of the class so affected (or otherwise in accordance with the terms of such class), in addition to the simple majority vote of all classes of shares voting together as a single class at a shareholder meeting.

Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires the approval described above under “Management — Approval of Related Party Transactions under Israeli Law — Fiduciary Duties of Directors and Officers.” Certain transactions with respect to remuneration of our office holders and directors require further approvals described above under “Management — Approval of Related Party Transactions under Israeli Law — Fiduciary Duties of Directors and Officers.” Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution.

Access to Corporate Records

Under the Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and material shareholders register, our amended and restated articles of association, our financial statements and any document that we are required by law to file publicly with the Israeli Companies Registrar or the ISA. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Companies Law and our amended and restated articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the terms of such class of shares, in addition to the simple majority vote of all classes of shares voting together as a single class at a shareholder meeting, as set forth in our amended and restated articles of association.

Acquisitions Under Israeli Law

Full Tender Offer.    A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer.    The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser and its controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including the relatives and entities under such person’s control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger.    The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders. See “Management — Approval of Related Party Transactions under Israeli Law — Fiduciary Duties of Directors and Officers — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.”

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value to the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the IRC and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Israeli tax law treats some acquisitions, such as share-for-share exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such share-for-share swap.

Anti-Takeover Measures Under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our Ordinary Shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of this offering, no preferred shares will be authorized under our amended and restated articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “— Voting Rights.”

Borrowing Powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly adopted by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Establishment

We were incorporated under the laws of the State of Israel on June 27, 2017. We are registered with the IRC.

Exclusive Forum

Our amended and restated articles of association to be effective immediately prior to the closing of this offering provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees.

Our amended and restated articles of association to be effective immediately prior to the closing of this offering also provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders or any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law.

If a court were to find these provisions of our amended and restated articles of association to be effective immediately prior to the closing of this offering inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to these choice of forum provisions.

DESCRIPTION OF SECURITIES WE ARE OFFERING

Units

We are offering the Units at the initial assumed public offering price of $            per Unit. Each Unit consists of one share of Ordinary Share and a Warrant to purchase one Ordinary Share at an exercise price equal to $            (based on an assumed public offering price of $            per Unit, the midpoint of the range set forth on the cover page of this prospectus), which is 100% of the public offering price of the Units. The Ordinary Shares and Warrants may be transferred separately immediately upon issuance.

Ordinary Shares

The material terms and provisions of our Ordinary Shares are described under the caption “Description of Share Capital” in this prospectus.

Warrants Included in the Units

The following summary of certain terms and provisions of the Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement between us and            , as warrant agent, and the form of Warrant, both of which are filed as exhibits to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the warrant agent agreement, including the annexes thereto, and form of Warrant.

Exercisability.    The Warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the Ordinary Shares underlying the warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of Ordinary Shares purchased upon such exercise. If a registration statement registering the issuance of the Ordinary Shares underlying the Warrants under the Securities Act is not effective or available the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Ordinary Shares determined according to the formula set forth in the Warrant. No fractional shares will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Limitation.    A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exercise Price.    The exercise price per whole Ordinary Share purchasable upon exercise of the Warrants is $     per share, which is 100% of the public offering price of the Units. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Ordinary Shares and also upon any distributions of assets, including cash, stock or other property to our stockholders. The exercise price will also be downward adjusted if we, or through a subsidiary, sell or enter into an agreement to sell, grant an option to sell, reprice an outstanding security to acquire Ordinary Shares at a price less than the exercise price. The exercise price will adjust downward to the price of the newly issued security or adjusted price of the outstanding security, but will not adjust to an amount that is less than 50% of the public offering price of the Units offered hereby, which is subject to adjustment for stock splits, combinations and reclassifications, as above. The downward adjustment will not be made if we enter into certain delineated types of transactions, including employment related option and similar security grants, exercise of such options and security grants, exercises of currently outstanding securities so long as not repriced, and issuances for acquisitions and strategic transactions.

Transferability.    Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing.    We intend to apply to list our Ordinary Shares and Warrants on Nasdaq, under the symbols “            ” and “            ,” respectively. No assurance can be given that our application will be approved or that a trading market will develop.

Warrant Agent.    The Warrants will be issued in registered form under a warrant agent agreement between            , as warrant agent, and us. The Warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Voluntary Adjustment by Company.    Subject to the rules and regulations of Nasdaq, we may at any time during the term of the Warrant, reduce the then current exercise price to any amount and for any period of time deemed appropriate by our board of directors.

Fundamental Transactions.    In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Ordinary Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Ordinary Shares, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction without regard to any limitations on exercised contained in the Warrants. Additionally, as more fully described in the Warrants, in the event of a fundamental transaction, the holders of the Warrants will be entitled to receive consideration in an amount in cash equal to the Black Scholes value of the Warrants determined according to a formula set forth in the Warrants, provided, however, that, if the fundamental transaction is not within our control, including not approved by our board of directors, then the holder shall only be entitled to receive the same type or form of consideration (and in the same proportion), at the Black Scholes value of the unexercised portion of the Warrant, that is being offered and paid to the holders of our Ordinary Shares in connection with the fundamental transaction.

Rights as a Stockholder.    Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of our Ordinary Shares, the holder of a Warrant does not have the rights or privileges of a holder of our Ordinary Shares, including any voting rights, until the holder exercises the Warrant.

Governing Law.    The Warrants and the warrant agent agreement are governed by New York law.

Representative’s Warrants

See “Underwriting — Representative’s Warrants” for a description of the warrants we have agreed to issue to the representative of the underwriters in this offering, subject to the completion of the offering.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our Ordinary Shares. Sales of substantial amounts of our Ordinary Shares following this offering, or the perception that these sales could occur, could adversely affect prevailing market prices of our Ordinary Shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise in full their option to purchase additional Ordinary Shares with respect to this offering and assuming no exercise of options outstanding following this offering, we will have an aggregate of Ordinary Shares outstanding upon the closing of this offering. Of these shares, the Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act, or Rule 144), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining Ordinary Shares will be held by our existing shareholders and will be deemed to be “restricted securities” under Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under Rule 144, Rule 701 or Rule 904 under the Securities Act. These rules are summarized below. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price of our Ordinary Shares to decrease or to be lower than it might be in the absence of those sales or perceptions.

Eligibility of Restricted Shares for Sale in the Public Market

Approximately of our Ordinary Shares will be eligible for resale pursuant to Rule 144 after 90 days following the pricing of this offering as follows:

•        with respect to non-affiliates of our company who will hold an aggregate of     Ordinary Shares upon the consummation of this offering, following the expiration of a non-affiliate’s six-month holding period and subject to our compliance with the current public information requirements under Rule 144; and

•        with respect to affiliates of our company who will hold an aggregate of     Ordinary Shares upon the consummation of this offering, following the expiration of an affiliate’s six-month holding period and subject to our compliance with the current public information requirements under Rule 144, and subject to the volume, manner of sale and other limitations under Rule 144 applicable to securities held by affiliates.

In each case, the shares will also be subject to the contractual restrictions arising under the lock-up agreements described below.

Lock-Up Agreements

All of our directors and executive officers and shareholders holding at least 10% of our outstanding Ordinary Shares and our Ordinary Shares issuable upon the exercise of options and warrants have signed lock-up agreements. Pursuant to such lock-up agreements, such persons have agreed, subject to certain exceptions, not to sell or otherwise dispose of Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares for a period of 180 days after the date of this prospectus without the prior written consent of the representative of the underwriters in this offering, which may, in its sole discretion, at any time without prior notice, release all or any portion of the Ordinary Shares from the restrictions in any such agreement.

Each of these agreements is subject to certain exceptions, as set forth in “Underwriting.”

Rule 144

Shares Held for Six Months

In general, under Rule 144 as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days after the closing of this offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned our Ordinary Shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the shares were acquired from our company or from an affiliate of our company as restricted securities), is entitled to sell our shares, subject to the availability of current public information about us. In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions and notice requirements, and to a volume limitation that limits the number of shares to be sold thereby, within any three-month period, to the greater of:

•        1% of the number of Ordinary Shares then outstanding; or

•        the average weekly trading volume of our Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

The six month holding period of Rule 144 does not apply to sales of unrestricted securities. Accordingly, persons who hold unrestricted securities may sell them under the requirements of Rule 144 described above without regard to the six-month holding period, even if they were considered our affiliates at the time of the sale or at any time during the ninety days preceding such date.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her or its shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such shares may be sold immediately upon the closing of this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received or purchased Ordinary Shares from us under our incentive option plan or other written agreement before the closing of this offering is entitled to resell these shares.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the closing of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above (see “Lock-Up Agreements”), may be sold beginning 90 days after the closing of this offering in reliance on Rule 144 by:

•        persons other than affiliates, without restriction; and

•        affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. In 2016, the corporate tax rate was 25%. In 2017, the corporate tax rate was reduced to 24% and as of January 1, 2018, onwards, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is production.

The following corporate tax benefits, among others, are available to Companies:

•        amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

•        under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•        expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax Benefits and Grants for Research and Development

Under the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, research and development programs which meet specified criteria and are approved by the Israel Innovation Authority, or IIA, are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 months London Inter Bank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

The terms of the Research Law also require that the manufacture of products developed with government grants be performed in Israel. A company requesting funds from the IIA has to declare in its IIA grant application the expected location of its manufacturing of products developed with government grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate, which was declared in the application, outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA. The transfer of higher portion of manufacturing activity outside Israel is subject to the prior approval of the IIA. Under the regulations of the Research Law, assuming such approval is obtained from the Chief Scientist to manufacture our IIA-funded products outside Israel, we would be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant
Up to 50%	120%
Between 50% and 90%	150%
90% and more	300%

In addition, if the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the IIA by the amount of the grants received from the IIA and our total investment in the project that was funded by these grants. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application.

The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company’s aggregate research and development expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed six times the value of the grants received plus interest, or up to three times the value of the grants received plus interest if the research and development activity remains in Israel for a period of three years after payment to the IIA.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the Research Law, we may be subject to criminal charges.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•        The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•        The research and development must be for the promotion of the company; and

•        The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the income Tax Ordinance, 1961. Expenditures not meeting the above terms are deductible in equal amounts over three years.

From time to time we may apply the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

Tax Benefits

The Investment Law grants tax benefits for “Preferred Income” generated by a “Preferred Company” through its “Preferred Enterprise” (an enterprise which complies with the “Competitive Plant” definition of generally a 25% export rate, and conduct “Industrial Activity” in Israel as such terms are defined in the Investment Law). The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to Preferred Income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a Development A zone (as defined in the Investment Law), in which case the rate will be 7.5%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

The Investment Law, under amendment 73, provides other tax benefits track “Technological Preferred Enterprises”. The eligibility is conditional on having an “Intangible Preferred Asset” (e.g. patent or software) to which the technological income can be attributed. In addition, in general the enterprise has to comply with the “Competitive Plant” and “Industrial Activity” and the following conditions:

1)      The average ratio of R&D expenses during the last three tax years is 7% of its the annual revenue or at least NIS 75m a year.

2)      One of the followings: At least 20% of the workforce or a minimum of 200 employees are employed in R&D activities; average growth of 20% in sales or workforce; or investment of at least NIS 8 million by a venture capital fund.

3)      Companies not meeting the above two conditions may still be considered as qualified company subject to the approval of the IIA.

A Preferred Technological Company is entitled to a reduced corporate tax rate of 12% with respect to Preferred Technological Income derived by its Preferred Technological Enterprise, unless the Preferred Technological Enterprise is located in a Development A zone (as defined in the Investment Law), in which case the rate will be 7.5%.

Dividends paid out of income attributed to a Preferred Technological Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

In a case more than 90% of the Preferred Technological Enterprise shares are held, directly or indirectly, by non-Israeli shareholders, the domestic dividend WHT rate to a non-Israeli shareholder is 4%.

Regulations were set in order to determine the portion of the Preferred Technological Enterprise income which is eligible to the reduced tax rate. In addition, portion of the income should be attributed to a hardware manufacturing activity, generally calculated on a Cost of Goods plus 10% markup basis, which is eligible to the Preferred Income reduced corporate tax rate. Likewise, income attributed to other intangible assets, such as “Marketing Intangible” (e.g., brand or logo), is not eligible to reduced corporate tax rate and is subject to general corporate tax rate.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company, purchased after 2009, should be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition of copyrights; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate an approval from the ITA stipulating the tax withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Income, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year until the date in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from Preferred Income attributed to a Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next two paragraphs, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the United States-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services or otherwise as compensation; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity or governmental organizations; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; (9) a person having a functional currency other than the U.S. dollar; (10) “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax (11) persons subject to special tax accounting rules as a result of any item of gross income with respect to Ordinary Shares being taken into account in an applicable financial statement; or (12) tax-qualified retirement plans. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of the stock of our Company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities such as S corporations) or persons who hold Ordinary Shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the United States-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Dividends paid with respect to our Ordinary Shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if holders do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent such holder will be entitled to this credit.

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). A U.S. Holder’s initial tax basis in shares generally will equal the cost of such shares. The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

•        75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

•        At least 50% of our assets generally determined on the basis of a quarterly average and based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. Cash is treated as generating passive income.

We may be a PFIC for the current taxable year, although there can be no assurance in this regard and we have not determined whether we will be a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain “excess distributions” by us and upon disposition of our Ordinary Shares at a gain: (1) have such excess distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Ordinary Shares will be treated as excess distributions. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Ordinary Shares.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Ordinary Shares which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the Ordinary Shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Ordinary Shares and the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. A U.S. Holder’s basis in the Ordinary Shares will be adjusted to reflect any mark-to-market income or loss.

U.S. Holders who hold our Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, unless certain elections are made. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed to beneficiaries of the estate or trust. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of our Ordinary Shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures (generally, to provide an accurate taxpayer identification number on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker). Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules provided that the required information is timely furnished to the IRS.

Certain U.S. Holders with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares, unless such Ordinary Shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

UNDERWRITING

Aegis Capital Corp., or Aegis is acting as the representative of the underwriters and the sole book-running manager of this offering. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of Units shown opposite its name below:

Underwriter	Number of Units
Aegis Capital Corp.

The underwriting agreement provides that the underwriters’ obligation to purchase Units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•        the representations and warranties made by us to the underwriters are true;

•        there is no material change in our business or the financial markets; and

•        we deliver customary closing documents to the underwriters.

Underwriting Commissions and Discounts and Expenses

The following table shows the per Unit and total underwriting discounts and commissions we will pay to Aegis. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional securities.

Total
	Per Unit	No Exercise	Full Exercise
Public offering price		$	$
Underwriting discounts and commissions to be paid by us (8%):		$	$
Non-accountable expense allowance (1%)(1)		$	$
Proceeds, before expenses, to us		$	$

____________

(1)      We have agreed to pay a non-accountable expense allowance to the representative equal to 1% of the gross proceeds we received in this offering.

We have also agreed to reimburse the underwriters for certain of their expenses, including “roadshow”, diligence, and reasonable legal fees and disbursements, in an amount not to exceed $100,000 in the aggregate.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $     .

Over-Allotment Option

We have granted the representative of the underwriters an option to purchase from us, up to          additional Ordinary Shares and/or up to an additional     Warrants, within 45 days from the date of this prospectus to cover over-allotments, if any. The purchase price to be paid per additional Ordinary Share will be equal to the public offering price of one Unit (less $0.001 allocated to the Warrants), less the underwriting discount, and the purchase price to be paid per additional Warrant will be $0.001.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we, our executive officers, directors and certain holders of the our Ordinary Shares and securities exercisable for or convertible into our Ordinary Shares outstanding immediately upon the closing of this offering, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any Ordinary Shares or securities convertible into or exchangeable or exercisable for any Ordinary Shares, whether currently owned or subsequently acquired, without the prior written consent of the underwriters, subject to customary exceptions, for a period of 180 days from the closing date of the offering.

Securities Issuance Standstill

The Underwriting Agreement will provide, among other items, that the Company will agree for a period of one hundred eighty days from the closing date of the Offering, that without the prior written consent of Aegis, it will not (a) offer, sell, issue, or otherwise transfer or dispose of, directly or indirectly, any equity of the Company or any securities convertible into or exercisable or exchangeable for equity of the Company; (b) file or caused to be filed any registration statement with the Commission relating to the offering of any equity of the Company or any securities convertible into or exercisable or exchangeable for equity of the Company; or (c) enter into any agreement or announce the intention to effect any of the actions described in subsections (a) or (b) hereof (all of such matters, the “Standstill”). So long none of such equity securities shall be saleable in the public market until the expiration of the one hundred eighty (180) day period described above, the following matters shall not be prohibited by the Standstill: (i) the adoption of an equity incentive plan and the grant of awards or equity pursuant to any equity incentive plan, and the filing of a registration statement on Form S-8; and (ii) the issuance of equity securities in connection with an acquisition or a strategic relationship, which may include the sale of equity securities, and (iii) the issuance of equity securities upon the exercise or conversion of convertible securities currently outstanding. In no event should any equity transaction during the Standstill period result in the sale of equity at an offering price to the public less than that of the Offering referred herein.

Representative Warrants

We have agreed to issue to Aegis or its designees warrants to purchase up to a total of 10% of the Ordinary Shares sold in this offering (excluding the shares sold through the exercise of the over-allotment option). Such warrants and underlying Ordinary Shares are included in this prospectus. The warrants are exercisable at $ per share (125% of the public offering price) commencing on a date which is six months from the commencement of sales under the registration statement of which this prospectus forms a part and expiring on a date which is four and one-half years from the commencement of sales of the offering in compliance with FINRA Rule 5110. . The warrants have been deemed compensation by FINRA and are therefore subject to a 6-month lock-up pursuant to Rule 5110 of FINRA. The underwriters (or their permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from effectiveness. The warrants may be exercised as to all, or a lesser number of Ordinary Shares, and will provide for cashless exercise and will contain provisions for a one time demand registration right and unlimited “piggyback” registration rights, for a period of no greater than five (5) years from the effective date of the offering in compliance with FINRA Rule 5110. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of Ordinary Shares at a price below the warrant exercise price.

Right of First Refusal

If, for the period beginning on the closing date of the offering and ending 18 months after the closing date of the offering, we or any of our subsidiaries (a) decide to finance or refinance any indebtedness, Aegis (or any affiliate designated by Aegis) shall have the right to act as sole book-runner, sole manager, sole placement agent or sole agent with respect to such financing or refinancing; or (b) decide to raise funds by means of a public offering (including at-the-market facility) or a private placement or any other capital raising financing of equity, equity-linked or debt securities, Aegis (or any affiliate designated by Aegis) shall have the right to act as sole book-running manager, sole underwriter or sole placement agent for such financing. If Aegis or one of its affiliates decides to accept any such engagement, the fees for such engagement will be on terms customary for such a transaction, but no less than those outlined herein for this offering. The foregoing right of first refusal shall not apply to any transaction where the book- running manager, underwriter or placement agent for such financing is a tier one investment bank in the United States.

Tail Financing

Aegis shall be entitled to compensation as set forth herein with respect to this offering with respect to any public or private offering or other financing or capital raising transaction of any kind to the extent that such financing or capital is provided to us by funds whom Aegis had directly introduced to us prior to the closing of this offering, if such offering, financing or transaction is consummated at any time within the six month period following the closing of this offering.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters, if any, participating in this offering and the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

•        Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

•        Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•        Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over- allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•        Penalty bids permits the underwriters to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares or warrants in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Ordinary Shares. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their respective affiliates may, in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, we have no present arrangements with the underwriters for any further services.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with the offer and sale of the securities offered by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates:

SEC registration fee	$
Nasdaq listing fee		$50,000
FINRA filing fee	$
Transfer agent fees and expenses		$1,500
Printer fees and expenses		$40,000
Legal fees and expenses		$555,000
Accounting fees and expenses		$300,000
Miscellaneous		$100,000
Total	$

LEGAL MATTERS

The validity of the issuance of our Ordinary Shares offered in this prospectus and certain other matters of Israeli law will be passed upon for us by Gross & Co. Certain matters of U.S. federal law will be passed upon for us by McDermott Will & Emery LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sichenzia Ross Ference LLP with respect to U.S. federal law.

EXPERTS

Our financial statements as of December 31, 2021 and 2020, and for each of the years in the two-year period ended December 31, 2021, have been included herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2021 financial statements contains an explanatory paragraph that states that our recurring losses from operations and negative cash flow from operating activities raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Gross & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

•        the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•        the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and

•        the substance of the judgment is not contrary to public policy; and

•        the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

•        the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•        the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•        the judgment was obtained by fraud;

•        the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•        the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•        the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•        at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our Ordinary Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at https://abi-energy.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

Financial Statements as of December 31, 2021
Contents

Somekh Chaikin
17 Ha’arba’a Street, PO Box 609
KPMG Millennium Tower
Tel Aviv 6100601, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Laminera Flow Optimization Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Laminera Flow Optimization Ltd. (the Company) as of December 31, 2021 and 2020, the related statements of operations, change in shareholders’ equity (deficiency), and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1D to the financial statements, the Company has suffered recurring losses from operations, and has a negative cash-flow from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2022.

May 16, 2022
Tel-Aviv, Israel

Laminera Flow Optimization Ltd.

Balance Sheets as of
(U.S. dollars, except share and per share data)
	Note	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents		331,988	32,865
Restricted deposits	3	3,218	8,949
Other receivables	4	—	8,919
Receivables due from shareholders	8B (vi)	63,001	—
Total current assets		398,207	50,733

Other non-current assets
Property and equipment, net	5	117,230	140,132
Total non-current assets		117,230	140,132
Total assets		515,437	190,865

Laminera Flow Optimization Ltd.

Balance Sheets as of — (Continued)
(U.S. dollars. except share and per share data)
	Note	December 31, 2021	December 31, 2020
Liabilities and shareholders’ equity
Current liabilities
Trade payables		13,189	15,383
Other accounts payable and accrued expenses	6	79,407	21,344
Short-term liabilities due to shareholders	14	27,232	—
Total current liabilities		119,828	36,727

Long-term liabilities
Long-term liabilities due to shareholders	14	—	290,659
Deferred income	2I	40,021	40,021
Total long-term liabilities		40,021	330,680
Total liabilities		159,849	367,407

Shareholders’ equity (deficiency)
Authorized 1,000,000 Ordinary Shares, NIS 0.01 par value per share as of December 31, 2021 and 2020; Issued and outstanding: 56,839 shares and 31,224 shares as of December 31, 2021, and December 31, 2020, respectively		161	91
Additional paid-in capital		2,572,345	1,903,052
Accumulated deficit		(2,216,918)	(2,079,659)
Total shareholders’ equity (deficiency)		355,588	(176,516)
Total liabilities and shareholders’ equity (deficiency)		515,437	190,865

The accompanying notes are an integral part of the financial statements

Laminera Flow Optimization Ltd.

Statement of Operations
(U.S. dollars, except share and per share data)
	Note	Year ended December 31,
		2021	2020
Operating expenses:
Research and development, net	9	62,178	151,350
General and administrative	10	67,630	89,873
Total operating expenses		129,808	241,223
Loss from operations		129,808	241,223
Financial expenses, net	11	7,451	26,150
Net loss		137,259	267,373
Net loss per share:
Basic and diluted net loss per share attributed to Ordinary Shareholders’	12	4.309	8.563
Weighted average number of shares used in computing basic and diluted net loss per share attribute to Ordinary Shareholders’		31,856	31,224

The accompanying notes are an integral part of the financial statements.

Laminera Flow Optimization Ltd.

Statement of Change in Shareholders’ Equity (Deficiency)
(U.S. dollars, except share and per share data)
	Ordinary Shares Amount	Share capital	Additional paid-in capital	Accumulated deficit	Total
Balance as of January 1, 2020	31,224	91	1,903,052	(1,812,286)	90,857
Net loss	—	—	—	(267,373)	(267,373)
Balance as of December 31, 2020	31,224	91	1,903,052	(2,079,659)	(176,516)
Issuance of shares, net of issuance costs in the amount of US$20,000	24,588	67	325,111	—	325,178
Conversion of shareholders’ debt to Ordinary Shares	695	2	275,855	—	275,857
Exercise of options to Ordinary Shares	332	1	5,326	—	5,327
Receivables due from shareholders	—	—	63,001	—	63,001
Net loss	—	—	—	(137,259)	(137,259)
Balance as of December 31, 2021	56,839	161	2,572,345	(2,216,918)	355,588

The accompanying notes are an integral part of the financial statements.

Laminera Flow Optimization Ltd.

Statements of Cash Flows for the
(U.S. dollars, except share and per share data)
	Year ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	(137,259)	(267,373)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	22,902	22,298
Foreign exchange Expenses	5,488	24,480
Changes in assets and liabilities:
Decrease in other receivables	9,090	23,918
Increase (decrease) in trade payables	(2,307)	6,311
Increase in other accounts payable and accrued expenses	57,481	15,767
Increase in short-term liabilities due to shareholders	27,232	—
Increase (decrease) in long-term liabilities due to shareholders	(21,108)	119,225
Net cash used in operating activities	(38,481)	(55,374)

Cash flows from investing activities:
Purchases of property and equipment	—	(33,536)
Net cash used in investing activities	—	(33,536)

Cash flows from financing activities:
Issuance of ordinary shares, net of issuance costs	325,178	—
Exercise of options	5,327
Net cash provided by financing activities	330,505	—

Effect of exchange rate changes on cash, cash equivalents and restricted deposits	1,368	—
Net increase (decrease) in cash, cash equivalents and restricted deposit	293,392	(88,910)

Cash and cash equivalents and restricted deposits at beginning of year	41,814	130,724
Cash and cash equivalents and restricted deposits at end of year	335,206	41,814
Supplemental disclosures of non-cash flow information
Conversion of long-term liabilities due to shareholders to ordinary shares	275,857	—

The accompanying notes are an integral part of the financial statements.

Laminera Flow Optimization Ltd.

Notes to the Financial Statements
Note 1 — General

A.     Laminera Flow Optimization Ltd. (formerly “ABI Energy Ltd.”) (hereinafter — “the Company”), an Israeli company, is a development stage company that aims to disrupt fluid transportation. The Company is committed to improving and optimizing the global infrastructure of water, oil and gas pipeline transportation by reducing energy costs, maintenance costs, and enhancing capacity without having to replace infrastructure. The Company’s Energy Efficiency Technology aim to suppress turbulence by continuously generating low-frequency pressure waves, which achieves minimal hydrodynamic resistance for the transport process. As a result, friction losses within the pipeline are reduced.

B.      The Company was incorporated on June 27, 2017, and started its operation on January 1, 2018.

C.     On November 1, 2018, the Company entered into an agreement with Mekorot Water Company Ltd., or Mekorot, the national water company of Israel, to conduct a Beta testing and to evaluate the Company’s Beta Product to examine the qualification, performance, and other features of the Beta Product for commercial production.

D.     As of December 31, 2021, the Company has an accumulated deficit in the amount of US$ 2,216,918, and negative cash flows from its operating activities in the amount of US$ 38,481 for the year ended December 31, 2021.

To date, the Company has not generated revenues from its activities and therefore continues to depend on fundraising from new and existing investors to finance its activities up until a positive cash flow from its business operation will be achieved. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s management seeks to raise the required funds in order to continue to operate as a going concern in the coming year. Nonetheless, there can be no assurance that additional financing will be available on satisfactory terms, or at all. If the Company is unable to secure the needed financing, management may be forced to take additional restructuring actions, which may include significantly reducing its anticipated level of expenditures. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

E.      In the first quarter of 2020, the world was hit by the global spread of COVID-19 (“COVID-19”). This dramatic event resulted in macroeconomic consequences. Many countries, including Israel, took significant steps to stem the spread of the virus. These measures included: quarantines, social distancing, restrictions on the movement of citizens, minimizing (and preventing) gatherings and events, restricting transportation of passengers and goods, closing international borders.

COVID-19 has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration of the development of the Company’s product.

Note 2 — Significant Accounting Policies

A.     Basis of presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP). The significant accounting policies followed in the preparation of the financial statements were applied on a consistent basis for all years presented in these financial statements.

B.     Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods and accompanying notes. Actual results could differ from those estimates.

Laminera Flow Optimization Ltd.

Notes to the Financial Statements
Note 2 — Significant Accounting Policies (cont.)

Significant items subject to such estimates and assumptions include the fair value measurement of the warrants and options.

The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there was no adverse impact on the financial statements for the period ended December 31, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

C.     Functional Currency and Foreign Currency Translation

As the Company is still in its development stage, no revenue is generated so far but future purchase order from customers are expected to be quoted in US dollar (“US$” or “dollars”). Furthermore, the Company had several funds raising in the last years in US$.

Most of the Company’s operational expenses are denominated in dollars, and payroll expenses and rent are denominated in new shekels, (“NIS”) since at this stage all of the company’s employees and the company’s offices are in Israel.

The Company’s management believes that the US dollar is the currency of the primary economic environment in which the Company operates and most faithfully portrays the economic results of the Company. Thus, the functional currency and the reporting currency of the Company is the US dollar.

Transactions in foreign currencies are translated into dollars in accordance with the principles set forth in ASC Subtopic 830-20, Foreign Currency Transaction. Monetary assets and liabilities denominated in foreign currencies of the reporting date are translated into the functional currency at the closing rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currency are translated using the exchange rate at the date of the transaction.

Gains and losses from remeasurement assets and liabilities denominated in currencies other than the respective functional currencies are included in the statements of operations.

D.     Concentration of risk

Most of the Company’s cash, cash equivalents, and restricted deposits were deposited with Israeli banks and were comprised mainly of cash deposits and short-term deposits.

E.     Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

F.      Restricted deposits

The restricted deposits consist of funds that are contractually restricted as to usage or withdrawal mainly due to a credit line from a bank related to credit card payments. The restricted deposits meet the definition of cash and cash equivalents. The Company has presented restricted deposits separately from cash and cash equivalents in the balance sheets.

Laminera Flow Optimization Ltd.

Notes to the Financial Statements
Note 2 — Significant Accounting Policies (cont.)

G.     Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

Computers	33%
Lab equipment	15%
Leasehold improvements	*

__________

*        Over the shorter of the related lease period or the useful life of the assets

H.     Impairment of long-lived assets

The Company’s property and equipment are reviewed for impairment in accordance with ASC 360, “Property Plant and Equipment”, as per ASC 360-10-35-21, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower end of the carrying amount or the fair value less selling costs.

While the operations using the Company’s fixed assets were put on hold at the beginning of 2021, the Company tested their recoverability. Where there isn’t impairment in the physical condition of the fixed assets put on hold, which decreases its market price and also due to the fact the Company raised funds at the end of 2021 with the intention to continue its operations and use the fixed assets in the development of its product, the Company has determined there is no impairment required to be recorded.

During the periods ended December 31, 2021, and December 31, 2020, no impairment losses were recorded.

I.       Revenue recognition:

The Company has followed the provisions of ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”), which applies to all contracts with customers. Under Topic 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine the appropriate revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps:

•        identify the contract(s) with a customer;

•        identify the performance obligations in the contract;

•        determine the transaction price;

•        allocate the transaction price to the performance obligations in the contract; and

•        recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within the contract and determines those that are performance obligations and assesses whether each promised good or service is distinct.

Laminera Flow Optimization Ltd.

Notes to the Financial Statements
Note 2 — Significant Accounting Policies (cont.)

As mentioned in Note 7, the Company has a single contract with a customer, Mekorot Water Company Ltd. (“Mekorot”), with which a Beta Test Agreement was signed on November 1, 2018. The Beta Test Agreement may be terminated by Mekorot at any time on a 30 days’ notice. The Company identified Mekorot as its customer, since it is not an active participant in the Beta Test Agreement and does not share the risks of dependent on the success of the activity of that contract.

The Company concluded that the activities in the Beta Test Agreement do not transfer any good or service to Mekorot, but are rather set-up activities to fulfill future contracts. Therefore, milestone payments in the agreement give rise to a material right for future products to be delivered by the Company to Mekorot.

Payments under the Beta Test Agreement consist of both fixed and variable amounts. In conjunction with the Mekorot Agreement, the Company granted Mekorot warrants to purchase 3,401 Ordinary Shares of the Company, all of which are fully vested upon grant. Mekorot granted access to two of its facilities and its skilled personnel. In addition, the Company is obliged to pay Mekorot royalties of its net revenue. The Company concluded that royalties payable to Mekorot are not for a distinct good or service. Further, the Company could not reliably estimate the fair value of access to Mekorot’s sites and personnel. Thus, both the estimated amount of royalties and the grant date fair value of the warrants reduced the transaction price in the contract. Reduction of revenue is recognized when the later of revenue recognition or payment of consideration (promise of payment) to the customer occurs. Fully vested warrants issued to Mekorot gave rise to an asset, to reduce revenue upon fulfillment of the Company’s performance obligation in the Beta Test Agreement. In 2018, the Company applied by analogy the contract costs impairment guidance of ASC 340-40 to the asset, and concluded that it should be written-off in full.

The remaining transaction price is expected to be recognized as revenue when either when Mekorot utilizes its option to purchase future products from the Company or when that option expires.

As of December 31, 2021, no revenue was recognized from the Beta Test Agreement.

J.      Research and development costs

Research and development costs as defined by ASC 730 are expensed as incurred. Most of the development costs incurred by the Company to date were from wages, costs associated with subcontractors, and components purchased from third parties used for the development of its prototype, which have no alternative use.

K.     Government grants

Government grants received with respect to research and development projects are accounted for as forgivable loans. Grants received are recognized as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount received will not be refunded. As such, on the date the grant is received, the grant is recognized as a deduction of research and development expenses.

L.     Patent costs:

Legal and related patent costs are charged to general and administrative expenses in the statements of operations as incurred since their realization is uncertain.

M.    Income taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liabilities are recognized for differences between the financial statement carrying amount and the tax basis of assets and liabilities and for carryforwards, and are measured using the enacted tax rates and laws that will be in effect when the items are expected to reverse. The Company will provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

Laminera Flow Optimization Ltd.

Notes to the Financial Statements
Note 2 — Significant Accounting Policies (cont.)

The Company accounts for uncertainty in income taxes in accordance with the provisions of ASC 740. The Company recognizes the tax benefit from a tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Recognized tax positions are measured as the largest amount that is greater than 50 percent likely of being realized.

N. Fair value measurements

The Company accounts for fair value in accordance with ASC 820, “Fair Value Measurements and Disclosures”. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a three-tier hierarchy which prioritizes the inputs used in measuring fair value as follows:

•        Level 1: Quoted prices in active markets for identical assets or liabilities.

•        Level 2: Inputs other than Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•        Level 3: Unobservable inputs for the asset or liability used to measure fair value that are supported by little or no market activity and that re significant to the fair value of the asset or liability at measurement date.

The carrying value of accounts receivable and payables and the Company’s cash and cash equivalents, restricted deposits, approximates fair value due to the short time to expected payment or receipt of cash.

O.     Share based payment

The Company accounts for equity instruments granted in conjunction with selling goods or services in accordance with the provisions of ASC 718, Share based compensation.

ASC 718-10 requires companies to classify and estimate the fair value of share-based payment awards (for both equity-classified and liability-classified share-based payment awards) on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service.

P.      Basic and diluted net loss per share

The Company’s basic net loss per share is calculated by dividing net loss attributable to Ordinary Shareholders by the weighted-average number of Ordinary Shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net income (loss) per share in periods when the effects of potentially dilutive shares of share capital are anti-dilutive.

Q.     Comprehensive Loss

The Company has no components of comprehensive loss other than net loss. Thus, comprehensive loss is the same as net loss for the period presented.

R.     Recently issued accounting pronouncements

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), which requires business entities to disclose information about transactions with a government that are accounted for by applying a grant or contribution model by analogy. For transactions within scope, the new standard requires the disclosure of information about the nature of the transaction, including significant terms and conditions, as well as the

Laminera Flow Optimization Ltd.

Notes to the Financial Statements
Note 2 — Significant Accounting Policies (cont.)

amounts and specific financial statement line items affected by the transaction. The new guidance is effective for annual reporting periods beginning after December 15, 2021. The Company will evaluate the effect of the new guidance on its financial statements and related disclosures when it becomes relevant.

The Company qualifies as an emerging growth company (“EGC”) as defined under the Jumpstart Our Business Startups Act (the “JOBS Act”). Using exemptions provided under the JOBS Act for EGCs, the Company has elected to defer compliance with new or revised ASUs until it is required to comply with such updates, which is generally consistent with the adoption dates of private companies.

Note 3 — Short-term restricted deposits

Short-term restricted deposits as of December 31, 2021, and December 31, 2020, amounts to US$ 3,218 and US$ 8,949, respectively. The deposits carry New Israeli Shekel interest rates in 2021 of 0.01% and in 2020 between 0.01%–0.15%.

Note 4 — Other receivables

Other receivables consist of the following:

	December 31, 2021	December 31, 2020
	US$	US$
Government institutions		2,412
Grants receivable	—	6,507
	—	8,919

Note 5 — Property and equipment, net

a. Property and equipment, net consist of the following:

	December 31, 2021	December 31, 2020
	US$	US$
Lab equipment	105,444	105,444
Leasehold improvements	67,520	67,520
Computers	4,184	4,184

Less – accumulated depreciation	(59,918)	(37,016)
	117,230	140,132

b. Depreciation expenses were US$ 22,902 and US$ 22,298 in the years ended December 31, 2021, and December 31, 2020, respectively.

Note 6 — Other accounts payable and accrued expenses

Other accounts payable and accrued expenses consisted of the following:

	December 31, 2021	December 31, 2020
	US$	US$
Government institutions	2,331	1,670
Accrued expenses	77,076	19,674
	79,407	21,344

Laminera Flow Optimization Ltd.

Notes to the Financial Statements
Note 7 — Commitments and Liens

A.     In November 2018, the Company entered into a Beta Test Agreement, or the Mekorot Agreement, with Mekorot Water Company Ltd., or Mekorot, Israel’s national water company. The Mekorot Agreement provides for Mekorot to test and examine the performance of our product for commercial production and its compliance with test specifications. Following a successful development of a prototype that meets the specification of the beta product defined by the parties, which is planned to be completed in 2024, the testing, which is expected to take place over 30 months, will measure successful specifications such as proof of reduction in energy consumption at a range of 10% – 12%, the maintenance of water quality during the transporting process, and measure the higher value created relative to the costs of the performance. We have analyzed and approved two pumping sites suggested by Mekorot for the commercial pilot project. Pursuant the agreement, the Beta Test will be conducted in four agreed upon stages: (i) the preparation of a working plan, specification of the beta product and definition of the success criteria (completed in December 2018); (ii) after meeting the specification of the beta product, testing the performance of our product at an experimental site; and (iii) testing the performance of our product at an operational site at two Mekorot facilities, where each side will allocate, at its own expense, skilled personnel to test the product. At the final stage of the product evaluation, a group from both sides will issue a final report analyzing the product performance compared to the success criteria defined for the Beta test, and discuss the suitability of the product to Mekorot.

In conjunction with the Mekorot Agreement, the Company granted Mekorot warrants to purchase 3,401 Ordinary Shares of the Company, par value NIS 0.01 per share, all of which will be fully vested upon granting, at an exercise price per share of NIS 0.01. The warrant may be exercised, in whole or in part, during the period beginning on the date of grant and ending on the earlier of: (a) the date which is ten years following the date of the warrant, or (b) immediately prior to and conditioned upon a change in control of the Company’s ownership.

Additionally, Mekorot may, during a period of seven years from completion of the Beta test, purchase the Beta Final Product, and/or any portion, version and/or modification of any item of it in any quantities for its own use or for implementation in projects conducted worldwide by any of its subsidiaries at a price which is equal the most favorable price of the Beta Final Product.

The agreement also states that the Company shall pay to Mekorot cash royalties in an amount of 4% of the Net Revenues, provided that such amount shall be decreased to 3% with respect to Net Revenues derived directly from referrals made by Mekorot, until the aggregate royalties amount paid to Mekorot reaches an agreed capped amount of NIS 1,350,000 (US$ 433,944) linked to the Israeli Customer Price Index. Simultaneously with the closing of any transaction for the sale of more than 50% of the issued share capital of the Company, any merger or consolidation in which the Company participates, any sale or licensing of all or substantially all of the assets or intellectual property of the Company and/or any transaction like any of the foregoing, the Company will pay Mekorot an amount equal to the Cap Amount minus the aggregate royalties amount already paid to Mekorot until such time pursuant to the first paragraph of this section.

In January 2018, the Company was declared a “single supplier” after a test with Mekorot. The single supplier test, under Israel’s Tender Obligation Regulations, 1993, is a designation that a supplier is the only party capable of satisfying the contract requirements. Israeli government contracts with a ‘single supplier’ are exempt from the bidding and other competitive requirements of the Mandatory Tenders Law, 5752-1992. Mekorot offered the Company a draft framework contract that will be negotiated after the Company submits its business plan.

As Mekorot invests and partners with various high-tech companies, including companies that develop various technological solutions for the water industry, we believe that success in the Company’s Beta test with Mekorot could help open channels to new markets and customers worldwide.

Laminera Flow Optimization Ltd.

Notes to the Financial Statements
Note 7 — Commitments and Liens (cont.)

The Mekorot Agreement provides for reimbursement to the Company of up to NIS 300,000 (US$ 88,236), based on the achievement of certain milestones out of which NIS 150,000 (US$ 40,021) was received in December 2018 following the completion of the first milestone, which included an off-site preparation of a working plan, specification of the beta product and definition of the success criteria, as well as certain royalty obligations to Mekorot, of which none was paid.

In connection with the Mekorot Agreement, the Company also entered into a Referral and Reference Agreement, or Referral Agreement, with Mekorot. Pursuant to the Referral Agreement, Mekorot may introduce the Company to potential clients in the water, wastewater and/or effluent industry. During the five-year term of the Referral Agreement and for a period of 24 months thereafter, Mekorot is entitled to 7% of the net revenues received by the Company from clients introduced to it by Mekorot.

In January 2019, the Company received a grant of NIS 736,378 (the “Israeli Grant”) from the Israeli Ministry of Energy (the “Ministry”) to support the development of energy efficient technology based on generation of pressure waves. The work supported by the grant concluded on December 31, 2020.

Under the Israeli Grant, the Company is obligated to pay the State of Israel a 5% royalty on all revenue from energy efficiency technology based on the generation of pressure waves, until the government has recouped the grant amount of NIS 736,378, linked to the Israeli Consumer Price Index, bearing an interest rate published by the office of the Israeli General Comptroller.

Under the Israeli Grant, the State of Israel has a non-exclusive and non-transferable license to make use of technology developed with the grant (the “Grant IP”) in connection with national needs. No additional consideration needs to be paid for such use. If the Company ceases to develop energy efficiency technology based on generation of pressure waves (the “Grant Purpose”), the Company must give the State of Israel a license (on reasonable commercial terms) to all of its intellectual property (“IP”) necessary to implement the Grant Purpose, including IP that was not developed with funds from the Israeli Grant.

The Israeli Grant provides for a number of limitations on transfer or licenses of Grant IP, including:

•        Ownership of Grant IP may only be transferred with the consent of the Ministry, which may withhold consent if the proposed transfer could adversely affect the rights of the State of Israel, the likelihood of repayment of the Israeli Grant, or the Ministry’s ability to exploit such IP for the benefit of Israel and the Israeli economy.

•        In granting licenses of Grant IP to third-parties, the Company must take into the account the interests of the Israeli public and the purposes set out in the work plan of the Israeli Grant.

•        Any third-party licenses must provide that the licensee will make reasonable exploitation of the Grant IP within a reasonable time, and that the license may be revoked by the Company or the Ministry if such requirement is not complied with.

On the date of receiving the grant, the Company determined that it was reasonably certain that the amount received will not be refunded and was recognized as a deduction of research and development expenses.

B.      Leases

The Company has a lease agreement for its lab, which is used for development purposes, that is accounted for as an operating lease which is renewed on a monthly basis and ends on April 30, 2022.

Total rent expenses for the years ended December 31, 2021, and December 31, 2020, were approximately US$ 24,278 and US$ 20,756, respectively

C.     Liens

The Company pledged a deposit in the amount of US$ 3,218 and US$ 8,949 as of December 31, 2021, and December 31, 2020, respectively, in favor of a bank related to a credit card issued.

Laminera Flow Optimization Ltd.

Notes to the Financial Statements
Note 8 — Shareholders’ equity

A.     Ordinary Shares:

(1)    The Ordinary Shares confer upon the holders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in the distribution of the surplus assets of the Company in an event of liquidation.

(2)    In 2017, upon inception of the Company, the founders of the Company were each issued 30,000 Ordinary Shares at a par value price of 0.01 NIS for each share.

(3)    On December 22, 2021, the Company’s general meeting of shareholders approved the reclassification of 100,000 Authorized but not issued Participating shares, 0.01 NIS par value into 100,000 Ordinary Shares, 0.01 NIS par value and Authorized shares increase to 1,000,000 Ordinary Shares, 0.01 NIS par value.

B.     Equity funding:

(i)     On November 27, 2017, the Company raised $125,000 pursuant a share purchase agreement signed with a shareholder in return to 303 Ordinary Shares at $415.54 at a price of per share.

(ii)    On July 27, 2018, the Company raised $125,000 pursuant a share purchase agreement signed with the same shareholder in return to 303 Ordinary Shares at a price of $415.54 per share.

(iii)   On August 29, 2019, the Company raised $125,000 pursuant a share purchase agreement signed with another shareholder in return to 303 Ordinary Shares at $415.54 at a price of per share.

(iv)   On December 2, 2019, the Company raised US$ 125,000 pursuant a share purchase agreement signed with a third shareholder in return to 315 Ordinary Shares at a price of $396.82 per share; in addition the third shareholders was granted with two options exercisable for a period of 3 years: one option to purchase 1,645 Ordinary Shares at an exercise price of US$ 379.94, of which, if at least 658 of the options are not exercised by December 31, 2021, all the options expire, and one option exercisable for a period of 3 years, to purchase 332 Ordinary Shares at an exercise price at the market share price as of the time of exercise.

On December 21, 2021, the shareholder exercised the option to purchase 332 Ordinary Shares at the market price of the December 2021 Agreement (see note (vi) hereunder) for a total consideration of US$ 5,327.

As of December 31, 2021, the shareholder waived any rights with respect to the options to purchase 1,645 Ordinary Shares of the Company.

(v)    On December 22, 2021, the Company signed an agreement with its three founders, to convert the existing balances owed to them into Ordinary Shares of the Company (the “Founders credit conversion”). Pursuant to the conversion agreement, the Company issued 695 Ordinary Shares at a price of $396.83 per share, for total consideration of US$ 275,857.

There is no impact on the statement of operations.

(vi)   On December 22, 2021, the Company signed an Ordinary Share financing round with certain investors (the “December 2021 Agreement”). Pursuant to the share purchase agreement, the Company issued 24,095 Ordinary Shares at an average price of approximately US$ 16.60 per share, for total consideration of approximately US$ 400,000, the net of issuance costs totaled to US$ 380,000. Out of the total amount US$ 63,001 were received by the Company at the beginning of January 2022. In addition, an existing shareholder exercised its preemptive right to participate in the round and purchased 493 ordinary shares for a total consideration of US$8,184.

Laminera Flow Optimization Ltd.

Notes to the Financial Statements
Note 8 — Shareholders’ equity (cont.)

C.     Composition of share capital as of:

	December 31, 2021		December 31, 2020
	Authorized number of shares	Issued and outstanding number of shares	Authorized number of shares	Issued and outstanding number of shares
Ordinary Shares of par value	1,000,000	56,839	100,000	31,224
Participating Share of par value	—	—	100,000	—

Note 9 — Research and development

composition:

	Year ended December 31,
	2021	2020
	US$	US$
Payroll and related expenses	14,983	162,628
Rent and maintenance	24,277	20,756
Subcontractors	16	45,078
Depreciation – lab equipment, computers, and leasehold improvements	22,902	22,298
Government grants	—	(99,410)
	62,178	151,350

Note 10 — General and administrative

Composition:

	Year ended December 31,
	2021	2020
	US$	US$
Payroll and related expenses	1,925	21,712
Professional fees	60,191	55,296
Communication and internet	2,932	1,150
Insurance	1,224	1,090
Office and maintenance	1,168	8,510
Other	190	2,215
	67,630	89,873

Note 11 — Financial expenses, net

Composition:

	Year ended December 31,
	2021	2020
	US$	US$
Bank charges, net	724	1,454
Foreign currency translation differences	5,488	24,480
Others	1,239	216
	7,451	26,150

Laminera Flow Optimization Ltd.

Notes to the Financial Statements
Note 12 — Net loss per share

The following table sets forth the computation of basic losses per share:

	Year ended December 31,
	2021	2020
Numerator:
Net loss	$(137,259)	(267,373)
Denominator:
Weighted average number of Ordinary Shares used in computing basic net loss per share	31,856	31,224
Basic and diluted net loss per share of Ordinary Shareholders	$4.309	8.563

The potentially dilutive share options to purchase ordinary shares that were excluded from the computation amounted to 3,401 and 5,378 for the years ended December 31, 2021, and December 31, 2020, respectively, because including them would have been anti-dilutive.

Note 13 — Taxes on income

A.     Corporate tax rate

The Corporate tax rate in Israel relevant to the Company in 2020 and 2021 is 23%.

B.     Net operating loss carryforwards:

As of December 31, 2021, and December 31, 2020, the Company had net operating loss carry-forwards that amounted to US$ 763,849 and US$ 626,138 respectively. These net operating loss carryforwards can be carried forward and offset against taxable income indefinitely.

C.     Tax assessments:

The Company has not received final tax assessment since its inception; accordingly, all years since 2017 are open to examination.

D.     Deferred tax assets and liabilities:

Deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and for carryforwards. Significant components of the Company’s deferred tax assets are as follows:

	December 31, 2021	December 31, 2020
	US$	US$
Deferred tax assets:
Net operating loss carry forwards	175,685	144,012
Capitalized research and development expenses	15,575	10,251

Total deferred tax assets	191,260	154,263
Less – valuation allowance	(191,260)	(154,263)

Net deferred tax assets , net of valuation allowance	—	—

Laminera Flow Optimization Ltd.

Notes to the Financial Statements
Note 13 — Taxes on income (cont.)

The net changes in the total valuation allowance for each of the years ended December 31, 2021, and December 31, 2020, are comprised as follows:

	Year ended December 31,
	2021	2020
	US$	US$
Balance at beginning of year	154,263	86,080
Additions allocated to the income statement	31,840	61,730
Additions due to exchange rate differences	5,157	6,453
Net change in valuation allowance	36,997	68,183
Balance at the end of year	191,260	154,263

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of taxable income during the periods in which those temporary differences or carry-forwards are deductible. Based on the level of historical taxable losses, management has reduced the deferred tax assets with a valuation allowance to the amount more likely than not to be realized.

E.     Taxes on income:

The reconciliation of the income tax benefit that would result from applying the Israeli statutory tax rate to the Company’s reported loss before income tax (benefit), all of which is from Israel, is as follows:

	Year ended December 31,
	2021	2020
	US$	US$
Loss before income tax benefit, as reported in the Statements of Operations	137,259	267,373
Israeli statutory income tax rate	23%	23%
Income tax benefit at statutory tax rate	(31,570)	(61,496)
Nondeductible expenses	304	50
Change in valuation allowance	31,840	61,730
Other	(574)	(284)
Reported income taxes benefit	—	—

F.      Unrecognized tax benefits

As of December 31, 2021, and December 31, 2020, the Company did not have any unrecognized tax benefits and does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company’s accounting policy is to accrue interest and penalties related to income taxes as a component of income tax expense.

Laminera Flow Optimization Ltd.

Notes to the Financial Statements
Note 14 — Balances and transactions with Related Parties

Balances and transactions with the related parties

	Year ended
	December 31, 2021	December 31, 2020
	US$	US$
Balances with related parties
Short-term liabilities due to shareholders(1)	11,982	—
Long-term liabilities due to shareholders*(1)	—	277,541
	11,982	277,541
Related parties’ transactions
Salaries and directors’ fees	27,194	172,331

__________

*        See note 8B (v)

(1)      Amount of US$15,250 and US$13,118 as of December 31, 2021, and December 31, 2020, respectively are not considered as related parties.

Note 15 — Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to May 16, 2022, the date that the financial statements were issued.

A.     On January 14, 2022, the Company entered into an engagement letter with Aegis Capital Corp., or Aegis, which provides for Aegis to act as the Company’s exclusive underwriter and investment banker in connection with an IPO of the Company’s Ordinary Shares in the United States and certain other securities for anticipated aggregate gross proceeds of $15 million, for a period of 9 months from January 14, 2022, or the completion of an IPO, whichever sooner. Aegis will be entitled to compensation in connection with such IPO of an underwriting discount of 8.0%, a non-accountable expense allowance equal to 1.0% of the gross proceeds from the IPO and warrants to purchase a number of the Company’s Ordinary Shares equal to 10.0% of the aggregate number of Ordinary Shares sold in the IPO. The warrants will be exercisable for a four-year period commencing six months from the effective date of the registration statement for the IPO and will expire four years from such date, at a price per share equal to 125% of the initial public offering price of the Ordinary Shares or other securities sold in the IPO. Additional matters relating to the IPO will be included in a customary form of underwriting agreement for offerings of this type to be entered into between the Company and the underwriters in the IPO. Under the Underwriting Agreement, the Company will grant Aegis an option, exercisable for 45 days after the closing of the Offering (“Closing”), to acquire up to an additional 15% of the total number of Securities to be offered by the Company in the Offering, solely for the purpose of covering over-allotments (the “Over-Allotment” Securities).

B.      On February 1, 2022, the Company entered into a Consulting Agreement, with Consultant I, one of the Company’s shareholders. Pursuant to the Consulting Agreement, Consultant I provides the Company’s Board of Directors and management with advisory and strategic services related to raising capital, the Company’s IPO and business operations. Consultant I is entitled to a monthly retainer of $3,000 plus VAT and upon completion of the Company’s IPO, it will receive warrants to purchase 2.5% of the post-IPO Company’s shares on a fully-diluted basis at an exercise price per share equal to the per share price in the IPO. Following the IPO, Consultant I will continue to provide 36 months of consulting services, up to a maximum of 20 hours per month, for a monthly retainer of $10,000 plus VAT. If the Company terminates the Consulting Agreement, the Company must continue to pay the monthly retainer until the expiration of the 36-month period.

Laminera Flow Optimization Ltd.

Notes to the Financial Statements
Note 15 — Subsequent events (cont.)

C.     On February 1, 2022, the Company entered into a Consulting Agreement, with Consultant II. Pursuant to the Consulting Agreement. Consultant II provides services to the Company in connection with Company engaging in transaction whereby Company will be listed on the stock exchange. Consultant II is entitled to a monthly retainer of $6,000 VAT, and upon completion of an IPO, it will receive warrants to purchase 849 shares, at an exercise price per share of $99.60.

In addition, it will receive warrants to purchase 1% of the post-IPO Company’s shares on a fully-diluted basis at an exercise price per share equal to the per share price in the IPO. Following the IPO, Consultant II will continue to provide 36 months of consulting services, for a monthly retainer of $5,000 plus VAT. If the Company terminates the Consulting Agreement, the monthly retainer will be paid until the expiration of the 36-month period.

D.     On February 9, 2022, the Company entered into an Employment Agreement with the Company’s CFO. Pursuant to the Employment Agreement the Company will grant, subject to the approval of the Company’s Board of Directors, to the CFO Option to purchase Ordinary Shares of the Company equivalent to 1.50% of the share capital of the Company (on a fully diluted basis) immediately prior to the consummation of the initial public offering of the Company’s securities IPO.

The exercise price per share for two-thirds of the Options shall be the initial price per share sold in the framework of the IPO, provided that if an IPO is not consummated within 9 months of the Agreement Date, the exercise price shall equal to the then fair market value of the shares (as determined by the Board of Directors of the Company), and for one-third of the Options the exercise price per share is $99.60. The Options shall vest on a quarterly basis over a period of three (3) years commencing December 1, 2021.

E.      On February 10, 2022, the Company entered into an Employment Agreement with the Company’s CEO. Pursuant to the Employment Agreement the Company will grant, subject to the approval of the Company’s Board of Directors, to the CEO Option to purchase Ordinary Shares of the Company equivalent to 5.0% of the share capital of the Company (on a fully diluted basis) immediately prior to the consummation of the initial public offering of the Company’s securities.

The exercise price per share for four-fifth of the Options shall be the initial price per share sold in the framework of the IPO, provided that if an IPO is not consummated within 9 months of the Agreement Date, the exercise price shall equal to the then fair market value of the shares (as determined by the Board of Directors of the Company), and for one-fifth of the Options the exercise price per share is $99.60. The Options shall vest on a quarterly basis over a period of 3.5 years commencing December 1, 2021.

F.      On February 17, 2022, the Company entered into a Consulting Agreement, with Consultant III. Pursuant to the Consulting Agreement. Consultant III provides services to the Company in connection with development, advertising, marketing, and sale of the Company’s products. Consultant III is entitled to a service fee calculated on hourly basis of up to $3,150 plus VAT per month. In addition, pursuant to an amendment to the Consulting Agreement signed on April 26, 2022, it will receive an option to purchase 849 ordinary shares of the Company at an exercise price per share equal to the initial price per share sold in the framework of the IPO, provided that if an IPO is not consummated within 9 months of the Agreement Date, the exercise price shall equal to the then fair market value of the shares (as determined by the Board of Directors of the Company). The Options shall vest on a quarterly basis over a period of 3 years commencing July 1, 2022.

G.     On March 31, 2022, the Company and Medigus Ltd., and certain additional investors (the “Investors”), entered into a share purchase agreement (the “March 2022 Agreement”) whereby the Investors invested $705,000 in consideration of an issuance of an aggregate number of 7,078 Ordinary Shares reflecting a price per share of $99.60 (“the March 2022 PPS”). In addition, according to the Agreement, the Company sold and issued an additional 4,016 Ordinary Shares to Medigus in consideration of 6,493,506 shares of Medigus, reflecting value of the aggregate amount of US$ 400,000 of the market price of an ordinary share of Medigus at the end of the last trading day on the NASDAQ prior to the initial closing date of the agreement, plus a 10% premium on such market price.

Laminera Flow Optimization Ltd.

Notes to the Financial Statements
Note 15 — Subsequent events (cont.)

Pursuant to the terms of the agreement, during a period of up to ninety days following the initial closing, the Company may sell and issue to one or more investors, on the same terms and conditions as those contained in the agreement, at one or more closings, up to additional 2,962 Ordinary Shares (subject to appropriate adjustments in the event of any dividend, shares split, combination or similar recapitalization affecting such shares), for the total aggregate consideration of up to US$ 295,000.

In addition, pursuant to the terms of the agreement, in the event the Company, during a period of 24 months from the later of the initial or additional closing (if any), issue new securities on one or more occasions, without consideration or for a consideration per share less than the March 2022 PPS (subject to any share split, combination or similar changes), then on each such issuance of new securities, the Company shall issue to each investor additional Ordinary Shares, at no cost to the investor, in such number equal to the difference between (i) the number of investor’s shares which would be held by the investor if it had made the investment under a reduced price per share; and (ii) the number of investor’s shares issued to such investor for its investment under the agreement (based on the March 2022 PPS), (the “March 2022 Anti-Dilution Protection”). The March 2022 Anti-Dilution Protection expires immediately prior to the earlier of (a) the closing of an initial public offering, and (b) the lapse of 24 months following the date of the later of the initial or additional closing (if any).

H.     On March 22, 2022, the Board of Directors of the Company adopted a Global Share Option Plan. The Plan provides for the grant of options, restricted share units and shares, or Awards, to the Company’s employees, officers, directors, advisors, and consultants.

The total number of shares reserved for issuance under the Plan represents 15% of the share capital of the Company (on a fully diluted basis), following the March 2022 Agreement.

I.       On April 29, 2022, the Company extended its lease agreement for an additional one year that ends on April 30, 2023. Under the new terms, the monthly rent payment is NIS 10,000 (approximately $3,000) and the lease period ceases to be a month-to-month lease where the Company has an option to terminate the lease agreement any time by giving a 60-day notice.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees.

Indemnification

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association, which will become effective immediately prior to the closing of this offering, include such a provision. A company may not exculpate in advance a director from liability arising from a breach of his or her duty of care in connection with a prohibited dividend or distribution to shareholders.

As permitted under the Companies Law, our amended and restated articles of association provide that we may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event:

•        a monetary liability incurred by or imposed on the office holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•        reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the office holder as a result of an investigation or proceeding filed against the office holder by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding was either (i) concluded without the filing of an indictment against such office holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding, (ii) concluded without the filing of an indictment against the office holder but with the imposition of a monetary obligation on the office holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent or (iii) in connection with a monetary sanction;

•        reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on the office holder by a court (i) in a proceeding instituted against him or her by the company, on its behalf, or by a third party, (ii) in connection with criminal indictment of which the office holder was acquitted or (iii) in a criminal indictment which the office holder was convicted of an offense that does not require proof of criminal intent;

•        expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and

•        any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder in the company.

As permitted under the Companies Law, our amended and restated articles of association provide that we may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder:

•        a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•        a breach of duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

•        a monetary liability imposed on the office holder in favor of a third party;

•        expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under the Israeli securities laws if applicable, and payments made to injured persons under specific circumstances thereunder; and

•        any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the company.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•        a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•        an act or omission committed with intent to derive illegal personal benefit; or

•        a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which controlling shareholders have a personal interest, also by the shareholders.

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of this prospectus, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

We intend to enter into agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including, with respect to liabilities resulting from this offering, to the extent that these liabilities are not covered by insurance. This indemnification is limited, with respect to any monetary liability imposed in favor of a third party, to events determined as foreseeable by the board of directors based on our activities. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is the greater of (i) an amount equal to 25% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made, and (ii) $25 million. Such indemnification amounts are in addition to any insurance amounts. These indemnification agreements will supersede all previous letters of indemnification that we have provided to him or her in the past, if any. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below are the sales of all securities by us since January 2019, which were not registered under the Securities Act. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

On August 29, 2019, we issued 303 Ordinary Shares at a price per share of $415.54, to a certain shareholder, for total consideration of $125,000.

On December 2, 2019, we issued 315 Ordinary Shares at a price per share of $396.82, to a certain shareholder, for total consideration of $125,000. In addition, this shareholder was granted with two options exercisable for a period of three years; One option to purchase 1,645 Ordinary Shares at a price per share of $ 379.94, of which, if at least 658 of the Options are not exercised by December 31, 2021, all the options expires; and second option exercisable for a period of three years, to purchase 332 Ordinary Shares at the market price as of the time of exercise. On December 20, 2021, the shareholder exercised the option to purchase 332 Ordinary Shares at the market price for a total consideration of $5,327. As of December 31, 2021, the shareholder waived any rights with respect to the option to purchase 1,645 Ordinary Shares.

On December 22, 2021, we issued 695 Ordinary Shares at a price per share of $396.83, to our three co-founders pursuant to a founder credit conversion agreement, for total consideration of $275,857.

On December 22, 2021, we issued 24,588 Ordinary Shares at an average price per share of $16.60, to certain investors, for total consideration of $408,184, net of issuance costs in the amount of $388,184.

On March 31, 2022, we issued 11,094 Ordinary Shares at price per share of $99.60, for total consideration of $1,105,000.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

Item 8. Exhibits and Financial Statement Schedules.

(a)    Exhibits.    See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules.    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings.

(a)     The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.       If the registrant is relying on Rule 430B:

A.     Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.      Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness of the date of the first contract or sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date and underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.      If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell securities to such purchaser:

i.       Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes that:

(1)    That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Articles of Association of the Registrant, as currently in effect.
3.2*	Amended and Restated Articles of Association of the Registrant to be in effect upon the consummation of this offering.
4.1*	Form of Warrant.
4.2*	Form of Representative’s Warrant.
4.3*	Form of Warrant Agent Agreement.
5.1*	Opinion of Gross & Co., Israeli counsel to the Registrant, as to the validity of the Ordinary Shares.
5.2*	Opinion of McDermott Will & Emery LLP, US counsel to the Registrant.
10.1*	2022 Global Share Option Plan.
10.2*	Form of Indemnification Agreement.
10.3*	Compensation Policy.
10.4*	Beta Test Agreement, dated November 1, 2018, by and between the Registrant and Mekorot.
10.5*	Referral and Reference Agreement, dated November 1, 2018, by and between the Registrant and Mekorot (included in Exhibit 10.4).
10.6*	Summary translation (of Hebrew original) of Support and Investment Agreement, dated January 15, 2019, by and between the Registrant and the Ministry of Energy.
10.7*	Share Purchase Agreement, dated March 31, 2022, by and between the Registrant and Medigus.
23.1*	Consent of Somekh Chaikin, a member firm of KPMG, independent registered public accounting firm.
23.2*	Consent of Gross & Co. (included in Exhibit 5.1).
23.3*	Consent of McDermott Will & Emery LLP (contained in Exhibit 5.2).
24.1*	Power of Attorney (included in signature pages of Registration Statement).
107*	Filing Fee Table.

____________

*        To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Netanya, Israel on this            day of            , 2022.

Laminera Flow Optimization Ltd.
By:
Yair Volovitz, Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of Laminera Flow Optimization Ltd. hereby constitute and appoint and with full power of substitution, our true and lawful attorney-in-fact and agent to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this Registration Statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Chief Executive Officer, Director
Yair Volovitz	(Principal Executive Officer)
Chief Financial Officer
Yuval Tovias	(Principal Financial and Accounting Officer)
Director
Shoshana Eizenberg Hertz
Director
Dr. Aharon Mor
Chairman of the Board
Amitay Weiss

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Laminera Flow Optimization Ltd., has signed this Registration Statement on this            day of            , 2022.

Puglisi & Associates
Authorized U.S. Representative

Name: Donald J. Puglisi
Title: Managing Director